Company – Lend Lease Corporation Limited
File No 82-3498

**Lend Lease**
CORPORATION


03024978

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

25 July 2003


SEC MAIL PROCESSING
RECEIVED
AUG 01 2003
WASH, D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company: Lend Lease Corporation Limited**
**File No: 82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

| Date | Documents |
|---|---|
| 18 July 2003 | Announcement to Australian Stock Exchange<br>Notice of Change of Interests of Substantial Holder |
| 21 July 2003 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 22 July 2003 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 23 July 2003 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 24 July 2003 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |
| 25 July 2003 | Announcement to Australian Stock Exchange<br>Shareholder Letter |
| 25 July 2003 | Announcement to Australian Stock Exchange<br>Appendix 3E - Daily Share Buyback Notice |

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours faithfully

S. Sharpe
**S J Sharpe**

dlw 8/5

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION


SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2003
WASH. D.C.
SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

18 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By electronic lodgement

Pages : Forty (40) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Notice of Change of Interests of Substantial Holder**

Enclosed is a Notice of Change of Interests of Substantial Holder under Section 671B received today from LL Employee Holdings Custodian Pty Limited.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

**S J SHARPE**
Company Secretary

# Form 604

Corporations Act 2001
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme LEND LEASE CORPORATION LIMITED

ACN/ARSN 32 000 226 228

**1. Details of substantial holder(1)**

Name LL EMPLOYEE HOLDINGS CUSTODIAN PTY LIMITED

ACN/ARSN (if applicable) ACN 081 561 341

There was a change in the interests of the substantial holder on 17/ 7/ 03

The previous notice was given to the company on 2/ 10/ 00

The previous notice was dated 13/ 10/ 00

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| | REFER ATTACHED ANNEXURE A | | | |
| Ordinary | 60,491,709 | 14.20 | 56,441,032 | 12.92 |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| | REFER ATTACHED ANNEXURE B | | | | |
| | | | | | |
| | | | | | |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | REFER ATTACHED ANNEXURE C | | | | |
| | | | | | |
| | | | | | |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| | |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| REFER | ATTACHED ANNEXURE D |
| | |

## Signature

print name ROSS DOWNIE capacity SECRETARY

**sign here** date 18 / 07 / 2003



**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

# . Employee Holdings Custodian Pty Limited ("LLEHC") - ACN 081 516 341

## otice of change in interests of substantial holder - Form 604

## nnexure A

***evious and present voting power:-***

| ass of securities | Entity | Previous notice - 13/10/2000 | | Present notice | |
|---|---|---|---|---|---|
| | | Person's votes" | Voting power (note 2) | Person's votes" | Voting power (note 1) |
| dinary | LL Employee Holdings Custodian Pty Limited | **60,491,709** | **14.20** | **56,441,032** | **12.92** |
| | *as custodian for:-* | | | | |
| | The trustees of the Lend Lease Employee Share Acquistion Plan | 15,938,357 | 3.74 | 13,330,140 | 3.05 |
| | EIT Custodian Pty Limited ACN 068 675 025 as trustee of the Lend Lease Employee Investment Trust | 19,524,060 | 4.59 | 19,297,373 | 4.42 |
| | The trustees of the Lend Lease Retirement Benefit Fund | 15,144,350 | 3.56 | 14,703,822 | 3.37 |
| | Tower Investments Pty Limited ACN 000 570 892 as trustee of the Lend Lease Superannuation Fund | 3,293,191 | 0.77 | 1,345,519 | 0.31 |
| | Staff Shares Pty Limited ACN 000 328 049 as trustee of the Lend Lease Group 1979 Staff Share Scheme | 33,349 | 0.01 | 18,771 | 0.00 |
| | MLC Nominees Pty Ltd ACN 002 814 959 as trustee of the MLC Staff Shares Scheme | 15,977 | 0.00 | 0 | 0.00 |
| | Wachovia Bank, NA as trustee of the US Long-Term Incentive Share Plans Trust | 3,881,649 | 0.91 | 4,301,604 | 0.98 |
| | ESAP (UK) Trustee Limited as trustee of the Lend Lease Corporation Limited Employee Share Trust | 2,660,776 | 0.62 | 3,443,803 | 0.79 |
| | | **60,491,709** | **14.20** | **56,441,032** | **12.92** |

te 1 - The Lend Lease shares are held by LLEHC as custodian for the various trustees (detailed above) under custodian agreements. Under the custodian agreements LLEHC must act in accordance with the instructions of the relevant trustees as to voting.

# LL Employee Holdings Custodian Pty Limited ("LLEHC") - ACN 081 516 341

**Notice of change in interests of substantial holder - Form 604**

## Annexure B

***Changes in relevant interests:-***

| Class of securities | Entity | Previous notice - 13/10/2000 | | Present notice - 17/07/2003 | | Change in voting Securities | Change in voting Power |
|---|---|---|---|---|---|---|---|
| | | Person's votes | Voting power | Person's votes | Voting power | | |
| Ordinary | LL Employee Holdings Custodian Pty Limited | **60,491,709** | **14.20** | **56,441,032** | **12.92** | **-4,050,677** | **-1.28** |
| | as custodian for:- | | | | | | |
| | The trustees of the Lend Lease Employee Share Acquistion Plan | 15,938,357 | 3.74 | 13,330,140 | 3.05 | **-2,608,217** | -0.69 |
| | EIT Custodian Pty Limited ACN 068 675 025 as trustee of the Lend Lease Employee Investment Trust | 19,524,060 | 4.59 | 19,297,373 | 4.42 | **-226,687** | -0.17 |
| | The trustees of the Lend Lease Retirement Benefit Fund | 15,144,350 | 3.56 | 14,703,822 | 3.37 | **-440,528** | -0.19 |
| | Tower Investments Pty Limited ACN 000 570 892 as trustee of the Lend Lease Superannuation Fund | 3,293,191 | 0.77 | 1,345,519 | 0.31 | **-1,947,672** | -0.46 |
| | Staff Shares Pty Limited ACN 000 328 049 as trustee of the Lend Lease Group1979 Staff Share Scheme | 33,349 | 0.01 | 18,771 | 0.00 | **-14,578** | -0.01 |
| | MLC Nominees Pty Ltd ACN 002 814 959 as trustee of the MLC Staff Shares Scheme | 15,977 | 0.00 | 0 | 0.00 | **-15,977** | 0.00 |
| | Wachovia Bank, NA as trustee of the US Long-Term Incentive Share Plans Trust | 3,881,649 | 0.91 | 4,301,604 | 0.98 | **419,955** | 0.07 |
| | ESAP (UK) Trustee Limited as trustee of the Lend Lease Corporation Limited Employee Share Trust | 2,660,776 | 0.62 | 3,443,803 | 0.79 | **783,027** | 0.17 |
| | | **60,491,709** | **14.20** | **56,441,032** | **12.92** | **-4,050,677** | **-1.28** |

Note 1 - The Lend Lease shares are held by LLEHC as custodian for the various trustees (detailed above) under custodian agreements. Under the custodian agreements LLEHC must act in accordance with the instructions of the relevant trustees as to voting.

Note 2 - *Particulars of each change in the relevant interest of each* Lend Lease employee benefit vehicle since the last substantial holding notice to the company are set out in the attached schedules.
The nature of these vehicles of providing benefits to employees of the Lend Lease group results in the the movement of shares, and hence relevant interests, in the company as follows:
(1) Transfers of share to terminating members
(2) Purchase of shares with company subscriptions
(3) Sale of shares to fund termination payments to beneficiaries
(4) Sale of shares to market
(5) Participation in the Lend Lease DRP/SEP plans
(6) Withdrawals of shares by beneficiaries

In addition, the following Lend Lease Corporation events have also caused changes in the relevant interests:
(1) annual allocation of 0.5% of issued capital to share plans as per 1988 shareholders resolution..
(3) other adjustments due to the Lend Lease Corporation issued capital re allocations under the DRP/SEP/SPP plans, allotments and buybacks and cancellations.
(2) other adjustments to the Lend Lease Corporation issued capital re the on-market buyback which commenced in June 2003..

# . Employee Holdings Custodian Pty Limited ("LLEHC") - ACN 081 516 341

## otice of change in interests of substantial holder - Form 604

## nnexure C

### *esent relevant interests*

| lder of the relevant Interest | Registered Holder of the Securities | Persons entitled to be registered | Nature of relevant interest | Class and number of securities | Person's votes No. Shares | Voting power (note 1) as % of total issued shares |
|---|---|---|---|---|---|---|
| Employee Holdings Custodian Pty Limited custodian for:- | LL Employee Holdings Custodian Pty Limited | Nil | See note 2 below | Class - ordinary | 0 | 0.00 |
| e trustees of the Lend Lease Employee Share Acquistion Plan | | | | | 13,330,140 | 3.05 |
| Custodian Pty Limited ACN 068 675 025 as trustee of the Lend Lease Employee Investment Trust | | | | | 19,297,373 | 4.42 |
| e trustees of the Lend Lease Retirement Benefit Fund | | | | | 14,703,822 | 3.37 |
| wer Investments Pty Limited ACN 000 570 892 as trustee of the Lend Lease Superannuation Fund | | | | | 1,345,519 | 0.31 |
| iff Shares Pty Limited ACN 000 328 049 as trustee of the Lend Lease Group 1979 Staff Share Scheme | | | | | 18,771 | 0.00 |
| .C Nominees Pty Ltd ACN 002 814 959 as trustee of the MLC Staff Shares Scheme | | | | | 0 | 0.00 |
| achovia Bank, NA as trustee of the US Long-Term Incentive Share Plans Trust | | | | | 4,301,604 | 0.98 |
| AP (UK) Trustee Limited as trustee of the Lend Lease Corporation Limited Employee Share Trust | | | | | 3,443,803 | 0.79 |
| | | | | | 56,441,032 | 12.92 |

te 1 - The Lend Lease shares are held by LLEHC as custodian for the various trustees (detailed above) under custodian agreements. Under the custodian agreements LLEHC must act in accordance with the instructions of the relevant trustees as to voting.

te 2 - On the dates shown the shares of the following Lend Lease employee benefit vehicles were transferred to LLEHC under custodian agreements. LLEHC must act in accordance with the instructions of the relevant trustees as to voting and disposal.

Lend Lease Employee Share Acquistion Plan (19/06/98)
Lend Lease Retirement Benefit Fund (19/06/98)
Lend Lease Employee Investment Trust (19/06/98)
Lend Lease Superannuation Fund (19/06/98)
Staff Shares Pty Limited (17/09/98)
MLC Nominees Pty Limited (29/10/98)
Wachovia Bank NA (11/06/99)
ESAP (UK) Trustee Limited (23/08/99)

# LL Employee Holdings Custodian Pty Limited ("LLEHC") - ACN 081 516 341

## Notice of change in interests of substantial holder - Form 604

## Annexure D

***The addresses of persons named in this form are as follows:-***

| Person | Address |
| --- | --- |
| LL Employee Holdings Custodian Pty Limited | Level 3, Plaza Building, Australia Square, Sydney, NSW, 2000. |
| The trustees of the Lend Lease Employee Share Acquistion Plan | Level 3, Plaza Building, Australia Square, Sydney, NSW, 2000. |
| EIT Custodian Pty Limited ACN 068 675 025 as trustee of the Lend Lease Employee Investment Trust | Level 3, Plaza Building, Australia Square, Sydney, NSW, 2000. |
| The trustees of the Lend Lease Retirement Benefit Fund | Level 3, Plaza Building, Australia Square, Sydney, NSW, 2000. |
| Tower Investments Pty Limited ACN 000 570 892 as trustee of the Lend Lease Superannuation Fund | Level 3, Plaza Building, Australia Square, Sydney, NSW, 2000. |
| Staff Shares Pty Limited ACN 000 328 049 as trustee of the Lend Lease Group 1979 Staff Share Scheme | Level 3, Plaza Building, Australia Square, Sydney, NSW, 2000. |
| MLC Nominees Pty Ltd ACN 002 814 959 as trustee of the MLC Staff Shares Scheme | Level 10, 105-153 Miller St North Sydney, NSW, 2060 |
| Wachovia Bank, NA as trustee of the US Long-Term Incentive Share Plans Trust | 100 Main Street, Winston-Salem NC, USA 27150-3099 |
| ESAP (UK) Trustee Limited as trustee of the Lend Lease Corporation Limited Employee Share Trust | Albert House, South Esplanade, St Peter Port Guernsey, GY1 1AW |

ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 5/10/2000 | Transfer of Entitlement to Terminating Member | 20.10 | | 6,657 | 15,931,700 |
| 5/10/2000 | Transfer of Entitlement to Terminating Member | 21.55 | | 1,325 | 15,930,375 |
| 5/10/2000 | Transfer of Entitlement to Terminating Member | 20.59 | | 401 | 15,929,974 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 20.41 | 24 | | 15,929,998 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 21.15 | 132 | | 15,930,130 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 21.41 | 210 | | 15,930,340 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 20.91 | 57 | | 15,930,397 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 20.91 | 170 | | 15,930,567 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 21.41 | 23 | | 15,930,590 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 21.41 | 51 | | 15,930,641 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 22 | 68 | | 15,930,709 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 21.31 | 3,274 | | 15,933,983 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 21.55 | 201 | | 15,934,184 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 20.2 | 401 | | 15,934,585 |
| 11/10/2000 | Off Market Purchase from EIT Custodian | 21.15 | 95 | | 15,934,680 |
| 16/10/2000 | Transfer of Entitlement to Terminating Member | 21.14 | | 425 | 15,934,255 |
| 16/10/2000 | Transfer of Entitlement to Terminating Member | 20.20 | | 567 | 15,933,688 |
| 16/10/2000 | Transfer of Entitlement to Terminating Member | 21.09 | | 100 | 15,933,588 |
| 16/10/2000 | Transfer of Entitlement to Terminating Member | 20.80 | | 1,610 | 15,931,978 |
| 16/10/2000 | Transfer of Entitlement to Terminating Member | 19.60 | | 200 | 15,931,778 |
| 16/10/2000 | Transfer of Entitlement to Terminating Member | 20.80 | | 200 | 15,931,578 |
| 16/10/2000 | Transfer of Entitlement to Terminating Member | 20.10 | | 120 | 15,931,458 |
| 23/10/2000 | Transfer of Entitlement to Terminating Member | 19.55 | | 245 | 15,931,213 |
| 23/10/2000 | Transfer of Entitlement to Terminating Member | 20.80 | | 323 | 15,930,890 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 22.38 | | 1,008 | 15,929,882 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 22.05 | | 12,148 | 15,917,734 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 20.80 | | 1,143 | 15,916,591 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 320 | 15,916,271 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 20.87 | | 162 | 15,916,109 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 21.14 | | 100 | 15,916,009 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 1,386 | 15,914,623 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 21.14 | | 500 | 15,914,123 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 22.05 | | 102 | 15,914,021 |
| 26/10/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 127 | 15,913,894 |
| 30/10/2000 | Transfer of Entitlement to Terminating Member | 17.05 | | 25 | 15,913,869 |
| 1/11/2000 | Transfer of Entitlement to Terminating Member | 21.80 | | 150,964 | 15,762,905 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 19.69 | | 246 | 15,762,659 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 22.95 | | 1,773 | 15,760,886 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 23.20 | | 2,192 | 15,758,694 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 51 | 15,758,643 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 1,153 | 15,757,490 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 23.20 | | 400 | 15,757,090 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 22.95 | | 900 | 15,756,190 |
| 3/11/2000 | Transfer of Entitlement to Terminating Member | 21.16 | | 1,511 | 15,754,679 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 20.85 | | 5,020 | 15,749,659 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 22.25 | | 1,084 | 15,748,575 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 22.38 | | 2,171 | 15,746,404 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 20.85 | | 664 | 15,745,740 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 21.90 | | 497 | 15,745,243 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 22.38 | | 2,033 | 15,743,210 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 21.14 | | 130 | 15,743,080 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 21.16 | | 306 | 15,742,774 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 553 | 15,742,221 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 81 | 15,742,140 |
| 9/11/2000 | Transfer of Entitlement to Terminating Member | 22.05 | | 857 | 15,741,283 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 20.80 | | 3,216 | 15,738,067 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 20.40 | | 46 | 15,738,021 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 20.60 | | 2,333 | 15,735,688 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 3,219 | 15,732,469 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 20.87 | | 789 | 15,731,680 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 20.40 | | 609 | 15,731,071 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 20.60 | | 588 | 15,730,483 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 21.07 | | 57 | 15,730,426 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 22.95 | | 136 | 15,730,290 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 100 | 15,730,190 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 23.20 | | 28 | 15,730,162 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 115 | 15,730,047 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 20.61 | | 772 | 15,729,275 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 1,087 | 15,728,188 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 57 | 15,728,131 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 626 | 15,727,505 |
| 20/11/2000 | Transfer of Entitlement to Terminating Member | 22.38 | | 1,300 | 15,726,205 |

ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 21.69 | | 12 | 15,726,193 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 21.55 | | 429 | 15,725,764 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 21.50 | | 5,330 | 15,720,434 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 20.80 | | 9,211 | 15,711,223 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 21.14 | | 300 | 15,710,923 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 679 | 15,710,244 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 22.38 | | 87 | 15,710,157 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 19.31 | | 150 | 15,710,007 |
| 27/11/2000 | Transfer of Entitlement to Terminating Member | 21.55 | | 313 | 15,709,694 |
| 30/11/2000 | Annual Share withdrawal to members | 21.10 | | 617,769 | 15,091,925 |
| 1/12/2000 | Off Market Sale | 22.30 | | 25,941 | 15,065,984 |
| 1/12/2000 | Off Market Sale | 22.10 | | 90,500 | 14,975,484 |
| 1/12/2000 | Off Market Sale | 21.19 | | 100,000 | 14,875,484 |
| 1/12/2000 | Off Market Sale | 21.41 | | 52,852 | 14,822,632 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 21.16 | 46 | | 14,822,678 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 21.80 | 197 | | 14,822,875 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.80 | 23 | | 14,822,898 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 22.38 | 171 | | 14,823,069 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 22.05 | 401 | | 14,823,470 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 19.55 | 232 | | 14,823,702 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 19.85 | 7,052 | | 14,830,754 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 21.78 | 232 | | 14,830,986 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.50 | 174 | | 14,831,160 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.85 | 172 | | 14,831,332 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.70 | 178 | | 14,831,510 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.85 | 232 | | 14,831,742 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 22.95 | 232 | | 14,831,974 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.80 | 232 | | 14,832,206 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.20 | 1,191 | | 14,833,397 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 20.10 | 201 | | 14,833,598 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 21.12 | 424 | | 14,834,022 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 21.69 | 3,815 | | 14,837,837 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 21.16 | 12 | | 14,837,849 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 21.80 | 126 | | 14,837,975 |
| 5/12/2000 | Off Market Purchase from EIT Custodian | 22.38 | 11 | | 14,837,986 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 21.55 | | 4,041 | 14,833,945 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 20.40 | | 709 | 14,833,236 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 23.20 | | 499 | 14,832,737 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 21.55 | | 29 | 14,832,708 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 20.95 | | 1,918 | 14,830,790 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 21.20 | | 28 | 14,830,762 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 21.31 | | 600 | 14,830,162 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 21.05 | | 33 | 14,830,129 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 21.16 | | 50 | 14,830,079 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 20.60 | | 129 | 14,829,950 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 20.82 | | 175 | 14,829,775 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 22.05 | | 289 | 14,829,486 |
| 6/12/2000 | Transfer of Entitlement to Terminating Member | 21.14 | | 26 | 14,829,460 |
| 12/12/2000 | Transfer of Entitlement to Terminating Member | 20.95 | | 756 | 14,828,704 |
| 12/12/2000 | Transfer of Entitlement to Terminating Member | 20.95 | | 4,225 | 14,824,479 |
| 12/12/2000 | Transfer of Entitlement to Terminating Member | 20.60 | | 28 | 14,824,451 |
| 12/12/2000 | Transfer of Entitlement to Terminating Member | 21.20 | | 31 | 14,824,420 |
| 12/12/2000 | Transfer of Entitlement to Terminating Member | 21.22 | | 431 | 14,823,989 |
| 12/12/2000 | Transfer of Entitlement to Terminating Member | 21.20 | | 807 | 14,823,182 |
| 13/12/2000 | Transfer of Entitlement to Terminating Member | 21.20 | | 478 | 14,822,704 |
| 14/12/2000 | Transfer of Entitlement to Terminating Member | 21.55 | | 1,221 | 14,821,483 |
| 14/12/2000 | Transfer of Entitlement to Terminating Member | 21.34 | | 247 | 14,821,236 |
| 14/12/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 133 | 14,821,103 |
| 14/12/2000 | Transfer of Entitlement to Terminating Member | 22.59 | | 1,240 | 14,819,863 |
| 18/12/2000 | Transfer of Entitlement to Terminating Member | 22.30 | | 1,035 | 14,818,828 |
| 18/12/2000 | Transfer of Entitlement to Terminating Member | 22.30 | | 400 | 14,818,428 |
| 18/12/2000 | Transfer of Entitlement to Terminating Member | 20.95 | | 287 | 14,818,141 |
| 18/12/2000 | Transfer of Entitlement to Terminating Member | 21.55 | | 1,303 | 14,816,838 |
| 20/12/2000 | Off Market Purchase from EIT Custodian | 21.10 | 49,014 | | 14,865,852 |
| 20/12/2000 | Off Market Purchase from EIT Custodian | 22.70 | 3,815 | | 14,869,667 |
| 31/12/2000 | 0.5% Issues Capital Allocation from LLC | 0.50 | 417,099 | | 15,286,766 |
| 2/01/2001 | Transfer of Entitlement to Terminating Member | 22.30 | | 773 | 15,285,993 |
| 2/01/2001 | Transfer of Entitlement to Terminating Member | 22.30 | | 226 | 15,285,767 |
| 2/01/2001 | Transfer of Entitlement to Terminating Member | 16.40 | | 271 | 15,285,496 |
| 2/01/2001 | Transfer of Entitlement to Terminating Member | 21.31 | | 150 | 15,285,346 |
| 2/01/2001 | Transfer of Entitlement to Terminating Member | 13.05 | | 22,251 | 15,263,095 |
| 8/01/2001 | Transfer of Entitlement to Terminating Member | 16.97 | | 5,397 | 15,257,698 |

**ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03**

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 8/01/2001 | Transfer of Entitlement to Terminating Member | 16.94 | | 265 | 15,257,433 |
| 8/01/2001 | Transfer of Entitlement to Terminating Member | 16.94 | | 1,072 | 15,256,361 |
| 8/01/2001 | Transfer of Entitlement to Terminating Member | 15.78 | | 767 | 15,255,594 |
| 8/01/2001 | Transfer of Entitlement to Terminating Member | 15.78 | | 1,668 | 15,253,926 |
| 8/01/2001 | Transfer of Entitlement to Terminating Member | 22.08 | | 424 | 15,253,502 |
| 8/01/2001 | Transfer of Entitlement to Terminating Member | 16.40 | | 113 | 15,253,389 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.18 | | 913 | 15,252,476 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.41 | | 160 | 15,252,316 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.97 | | 2,223 | 15,250,093 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.18 | | 188 | 15,249,905 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.18 | | 7,473 | 15,242,432 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 21.25 | | 190 | 15,242,242 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 21.95 | | 1,975 | 15,240,267 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.18 | | 115 | 15,240,152 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.97 | | 57 | 15,240,095 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 16.18 | | 25 | 15,240,070 |
| 15/01/2001 | Transfer of Entitlement to Terminating Member | 21.05 | | 300 | 15,239,770 |
| 18/01/2001 | Transfer of Entitlement to Terminating Member | 17.09 | | 1,168 | 15,238,602 |
| 18/01/2001 | Transfer of Entitlement to Terminating Member | 16.18 | | 429 | 15,238,173 |
| 18/01/2001 | Transfer of Entitlement to Terminating Member | 15.99 | | 916 | 15,237,257 |
| 18/01/2001 | Transfer of Entitlement to Terminating Member | 21.05 | | 57 | 15,237,200 |
| 18/01/2001 | Transfer of Entitlement to Terminating Member | 21.34 | | 126 | 15,237,074 |
| 26/01/2001 | Transfer of Entitlement to Terminating Member | 11.70 | | 1,437 | 15,235,637 |
| 29/01/2001 | Transfer of Entitlement to Terminating Member | 19.55 | | 263 | 15,235,374 |
| 29/01/2001 | Transfer of Entitlement to Terminating Member | 16.23 | | 427 | 15,234,947 |
| 29/01/2001 | Transfer of Entitlement to Terminating Member | 16.23 | | 788 | 15,234,159 |
| 29/01/2001 | Transfer of Entitlement to Terminating Member | 16.54 | | 417 | 15,233,742 |
| 29/01/2001 | Transfer of Entitlement to Terminating Member | 20.20 | | 325 | 15,233,417 |
| 1/02/2001 | Transfer of Entitlement to Terminating Member | 16.69 | | 324 | 15,233,093 |
| 1/02/2001 | Transfer of Entitlement to Terminating Member | 16.49 | | 51,733 | 15,181,360 |
| 1/02/2001 | Transfer of Entitlement to Terminating Member | 16.40 | | 9,889 | 15,171,471 |
| 1/02/2001 | Transfer of Entitlement to Terminating Member | 16.75 | | 3,097 | 15,168,374 |
| 1/02/2001 | Transfer of Entitlement to Terminating Member | 16.36 | | 5,838 | 15,162,536 |
| 1/02/2001 | Transfer of Entitlement to Terminating Member | 16.40 | | 57 | 15,162,479 |
| 1/02/2001 | Transfer of Entitlement to Terminating Member | 16.46 | | 13,619 | 15,148,860 |
| 5/02/2001 | Off Market Purchase from EIT Custodian | 21.55 | 2,916 | | 15,151,776 |
| 5/02/2001 | Off Market Purchase from EIT Custodian | 16.95 | 232 | | 15,152,008 |
| 5/02/2001 | Off Market Purchase from EIT Custodian | 20.70 | 401 | | 15,152,409 |
| 5/02/2001 | Off Market Purchase from EIT Custodian | 16.25 | 31 | | 15,152,440 |
| 9/02/2001 | Transfer of Entitlement to Terminating Member | 14.65 | | 837 | 15,151,603 |
| 13/02/2001 | Transfer of Entitlement to Terminating Member | 16.54 | | 25 | 15,151,578 |
| 13/02/2001 | Transfer of Entitlement to Terminating Member | 20.60 | | 25 | 15,151,553 |
| 13/02/2001 | Transfer of Entitlement to Terminating Member | 21.20 | | 223 | 15,151,330 |
| 13/02/2001 | Transfer of Entitlement to Terminating Member | 20.95 | | 66 | 15,151,264 |
| 13/02/2001 | Transfer of Entitlement to Terminating Member | 17.09 | | 84 | 15,151,180 |
| 16/02/2001 | Transfer of Entitlement to Terminating Member | 16.20 | | 2,644 | 15,148,536 |
| 16/02/2001 | Transfer of Entitlement to Terminating Member | 16.24 | | 1,771 | 15,146,765 |
| 16/02/2001 | Transfer of Entitlement to Terminating Member | 16.24 | | 115 | 15,146,650 |
| 16/02/2001 | Transfer of Entitlement to Terminating Member | 16.38 | | 179 | 15,146,471 |
| 16/02/2001 | Transfer of Entitlement to Terminating Member | 20.85 | | 261 | 15,146,210 |
| 16/02/2001 | Transfer of Entitlement to Terminating Member | 21.55 | | 1,753 | 15,144,457 |
| 23/02/2001 | Transfer of Entitlement to Terminating Member | 14.44 | | 674 | 15,143,783 |
| 23/02/2001 | Transfer of Entitlement to Terminating Member | 14.44 | | 3,162 | 15,140,621 |
| 23/02/2001 | Transfer of Entitlement to Terminating Member | 14.44 | | 3,378 | 15,137,243 |
| 23/02/2001 | Transfer of Entitlement to Terminating Member | 14.44 | | 5,573 | 15,131,670 |
| 24/02/2001 | Transfer of Entitlement to Terminating Member | 14.44 | | 201 | 15,131,469 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 833 | 15,130,636 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 14.89 | | 5,571 | 15,125,065 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 14.55 | | 381 | 15,124,684 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 14.55 | | 663 | 15,124,021 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 16.25 | | 623 | 15,123,398 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 16.40 | | 71 | 15,123,327 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 21.95 | | 300 | 15,123,027 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 16.23 | | 22 | 15,123,005 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 21.55 | | 38 | 15,122,967 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 16.25 | | 229 | 15,122,738 |
| 27/02/2001 | Transfer of Entitlement to Terminating Member | 21.20 | | 400 | 15,122,338 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.60 | | 80 | 15,122,258 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.39 | | 256 | 15,122,002 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.21 | | 1,569 | 15,120,433 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.25 | | 2,789 | 15,117,644 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.20 | | 514 | 15,117,130 |

ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.97 | | 216 | 15,116,914 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.54 | | 220 | 15,116,694 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.97 | | 102 | 15,116,592 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.14 | | 9,131 | 15,107,461 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.20 | | 144 | 15,107,317 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.40 | | 6,264 | 15,101,053 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 14.89 | | 312 | 15,100,741 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.20 | | 1,009 | 15,099,732 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.18 | | 3,194 | 15,096,538 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.40 | | 50 | 15,096,488 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.69 | | 476 | 15,096,012 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.20 | | 75 | 15,095,937 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.24 | | 1,278 | 15,094,659 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 16.74 | | 1,283 | 15,093,376 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 14.95 | | 1,858 | 15,091,518 |
| 28/02/2001 | Transfer of Entitlement to Terminating Member | 14.95 | | 1,345 | 15,090,173 |
| 3/03/2001 | Transfer of Entitlement to Terminating Member | 14.65 | | 1,438 | 15,088,735 |
| 6/03/2001 | Transfer of Entitlement to Terminating Member | 15.00 | | 83 | 15,088,652 |
| 6/03/2001 | Transfer of Entitlement to Terminating Member | 15.00 | | 2,234 | 15,086,418 |
| 9/03/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 1,752 | 15,084,666 |
| 12/03/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 779 | 15,083,887 |
| 13/03/2001 | Transfer of Entitlement to Terminating Member | 14.65 | | 444 | 15,083,443 |
| 13/03/2001 | Transfer of Entitlement to Terminating Member | 14.60 | | 1,475 | 15,081,968 |
| 14/03/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 270 | 15,081,698 |
| 14/03/2001 | Transfer of Entitlement to Terminating Member | 14.86 | | 200 | 15,081,498 |
| 14/03/2001 | Transfer of Entitlement to Terminating Member | 16.97 | | 525 | 15,080,973 |
| 14/03/2001 | Transfer of Entitlement to Terminating Member | 21.31 | | 150 | 15,080,823 |
| 14/03/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 200 | 15,080,623 |
| 14/03/2001 | DRP IN | 14.85 | 27,138 | | 15,107,761 |
| 14/03/2001 | DRP OUT | 14.85 | | 26,484 | 15,081,277 |
| 16/03/2001 | Transfer of Entitlement to Terminating Member | 14.36 | | 77 | 15,081,200 |
| 19/03/2001 | Transfer of Entitlement to Terminating Member | 14.08 | | 948 | 15,080,252 |
| 23/03/2001 | Transfer of Entitlement to Terminating Member | 13.07 | | 5,396 | 15,074,856 |
| 27/03/2001 | Transfer of Entitlement to Terminating Member | 14.36 | | 1,638 | 15,073,218 |
| 27/03/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 200 | 15,073,018 |
| 27/03/2001 | Transfer of Entitlement to Terminating Member | 21.22 | | 822 | 15,072,196 |
| 27/03/2001 | Transfer of Entitlement to Terminating Member | 14.69 | | 106 | 15,072,090 |
| 27/03/2001 | Transfer of Entitlement to Terminating Member | 16.54 | | 400 | 15,071,690 |
| 28/03/2001 | Transfer of Entitlement to Terminating Member | 14.65 | | 839 | 15,070,851 |
| 28/03/2001 | Transfer of Entitlement to Terminating Member | 14.36 | | 100 | 15,070,751 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 12.21 | | 3,872 | 15,066,879 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 12.55 | | 6,462 | 15,060,417 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 13.07 | | 1,849 | 15,058,568 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 21.55 | | 250 | 15,058,318 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 12.55 | | 935 | 15,057,383 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 16.77 | | 210 | 15,057,173 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 750 | 15,056,423 |
| 2/04/2001 | Transfer of Entitlement to Terminating Member | 16.74 | | 244 | 15,056,179 |
| 10/04/2001 | Transfer of Entitlement to Terminating Member | 12.50 | | 5,584 | 15,050,595 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 12.20 | | 509 | 15,050,086 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 12.51 | | 86 | 15,050,000 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 12.20 | | 420 | 15,049,580 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 20.72 | | 246 | 15,049,334 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 12.68 | | 433 | 15,048,901 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 12.42 | | 331 | 15,048,570 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 12.68 | | 49 | 15,048,521 |
| 11/04/2001 | Transfer of Entitlement to Terminating Member | 12.50 | | 57 | 15,048,464 |
| 12/04/2001 | Transfer of Entitlement to Terminating Member | 12.89 | | 1,464 | 15,047,000 |
| 12/04/2001 | Transfer of Entitlement to Terminating Member | 12.51 | | 2,166 | 15,044,834 |
| 12/04/2001 | Transfer of Entitlement to Terminating Member | 12.60 | | 80 | 15,044,754 |
| 12/04/2001 | Transfer of Entitlement to Terminating Member | 12.55 | | 1,988 | 15,042,766 |
| 12/04/2001 | Transfer of Entitlement to Terminating Member | 16.60 | | 301 | 15,042,465 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 13.63 | | 1,564 | 15,040,901 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 12.68 | | 15 | 15,040,886 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 13.76 | | 1,617 | 15,039,269 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 13.98 | | 3,143 | 15,036,126 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 12.68 | | 1,397 | 15,034,729 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 12.50 | | 5,961 | 15,028,768 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 13.83 | | 20 | 15,028,748 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 13.98 | | 540 | 15,028,208 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 14.01 | | 1,337 | 15,026,871 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 14.86 | | 317 | 15,026,554 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 13.83 | | 2,255 | 15,024,299 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 12.20 | | 50,615 | 14,973,684 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 14.03 | | 7,993 | 14,965,691 |
| 1/05/2001 | Transfer of Entitlement to Terminating Member | 12.89 | | 381 | 14,965,310 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 12.68 | | 4,635 | 14,960,675 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 13.99 | | 2,977 | 14,957,698 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 13.40 | | 1,073 | 14,956,625 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 13.75 | | 63 | 14,956,562 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 12.89 | | 6,891 | 14,949,671 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 13.80 | | 3,067 | 14,946,604 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 12.50 | | 310 | 14,946,294 |
| 10/05/2001 | Transfer of Entitlement to Terminating Member | 13.70 | | 1,475 | 14,944,819 |
| 16/05/2001 | Off Market Purchase from EIT Custodian | 20.80 | 232 | | 14,945,051 |
| 16/05/2001 | Off Market Purchase from EIT Custodian | 21.03 | 232 | | 14,945,283 |
| 16/05/2001 | Off Market Purchase from EIT Custodian | 16.40 | 2,916 | | 14,948,199 |
| 16/05/2001 | Off Market Purchase from EIT Custodian | 21.10 | 114 | | 14,948,313 |
| 16/05/2001 | Off Market Purchase from EIT Custodian | 15.00 | 232 | | 14,948,545 |
| 16/05/2001 | Off Market Purchase from EIT Custodian | 15.01 | 200 | | 14,948,745 |
| 16/05/2001 | Off Market Purchase from EIT Custodian | 15.01 | 180 | | 14,948,925 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 14.01 | | 565 | 14,948,360 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 13.99 | | 3,093 | 14,945,267 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 14.06 | | 174 | 14,945,093 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 13.80 | | 73 | 14,945,020 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 13.70 | | 3,889 | 14,941,131 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 12.89 | | 251 | 14,940,880 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 14.78 | | 25 | 14,940,855 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 13.76 | | 695 | 14,940,160 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 14.12 | | 72 | 14,940,088 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 14.99 | | 119 | 14,939,969 |
| 17/05/2001 | Transfer of Entitlement to Terminating Member | 19.00 | | 200 | 14,939,769 |
| 18/05/2001 | Transfer of Entitlement to Terminating Member | 14.12 | | 325 | 14,939,444 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.25 | | 1,615 | 14,937,829 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.10 | | 40 | 14,937,789 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.06 | | 2,291 | 14,935,498 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.18 | | 3,998 | 14,931,500 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.73 | | 6,501 | 14,924,999 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.53 | | 15,980 | 14,909,019 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.18 | | 2,143 | 14,906,876 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.25 | | 85 | 14,906,791 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.18 | | 330 | 14,906,461 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.78 | | 604 | 14,905,857 |
| 28/05/2001 | Transfer of Entitlement to Terminating Member | 14.15 | | 92 | 14,905,765 |
| 29/05/2001 | Transfer of Entitlement to Terminating Member | 13.76 | | 2,248 | 14,903,517 |
| 21/06/2001 | Transfer of Entitlement to Terminating Member | 11.71 | | 1,138 | 14,902,379 |
| 21/06/2001 | Transfer of Entitlement to Terminating Member | 12.25 | | 111 | 14,902,268 |
| 21/06/2001 | Transfer of Entitlement to Terminating Member | 11.71 | | 4,476 | 14,897,792 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 12.05 | | 4,027 | 14,893,765 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 12.25 | | 5,023 | 14,888,742 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 11.55 | | 406 | 14,888,336 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 11.69 | | 545 | 14,887,791 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 12.25 | | 1,097 | 14,886,694 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 11.94 | | 3,419 | 14,883,275 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 11.94 | | 198 | 14,883,077 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 11.94 | | 240 | 14,882,837 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 14.65 | | 326 | 14,882,511 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 14.39 | | 116 | 14,882,395 |
| 22/06/2001 | Transfer of Entitlement to Terminating Member | 14.95 | | 2,244 | 14,880,151 |
| 28/06/2001 | Off Market Purchase from EIT Custodian | 21.16 | 5,036 | | 14,885,187 |
| 28/06/2001 | Off Market Purchase from EIT Custodian | 19.15 | 232 | | 14,885,419 |
| 28/06/2001 | Off Market Purchase from EIT Custodian | 14.08 | 1,524 | | 14,886,943 |
| 28/06/2001 | Off Market Purchase from EIT Custodian | 12.50 | 10 | | 14,886,953 |
| 11/07/2001 | Transfer of Entitlement to Terminating Member | 12.46 | | 7,340 | 14,879,613 |
| 16/07/2001 | Transfer of Entitlement to Terminating Member | 12.24 | | 7,670 | 14,871,943 |
| 23/07/2001 | Transfer of Entitlement to Terminating Member | 21.05 | | 115 | 14,871,828 |
| 23/07/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 169 | 14,871,659 |
| 23/07/2001 | Transfer of Entitlement to Terminating Member | 12.24 | | 1,500 | 14,870,159 |
| 23/07/2001 | Transfer of Entitlement to Terminating Member | 12.37 | | 1,433 | 14,868,726 |
| 23/07/2001 | Transfer of Entitlement to Terminating Member | 11.58 | | 474 | 14,868,252 |
| 23/07/2001 | Transfer of Entitlement to Terminating Member | 12.55 | | 330 | 14,867,922 |
| 23/07/2001 | Transfer of Entitlement to Terminating Member | 11.60 | | 452 | 14,867,470 |
| 24/07/2001 | Transfer of Entitlement to Terminating Member | 14.23 | | 1,563 | 14,865,907 |
| 26/07/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 2,004 | 14,863,903 |

**ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03**

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| **Opening Balance 2/10/00** | | | | | **15,938,357** |
| 26/07/2001 | Transfer of Entitlement to Terminating Member | 12.37 | | 6,732 | 14,857,171 |
| 26/07/2001 | Transfer of Entitlement to Terminating Member | 12.08 | | 2,406 | 14,854,765 |
| 26/07/2001 | Transfer of Entitlement to Terminating Member | 12.20 | | 4,019 | 14,850,746 |
| 31/07/2001 | Transfer of Entitlement to Terminating Member | 21.11 | | 500 | 14,850,246 |
| 31/07/2001 | Transfer of Entitlement to Terminating Member | 11.46 | | 241 | 14,850,005 |
| 31/07/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 9,698 | 14,840,307 |
| 31/07/2001 | Transfer of Entitlement to Terminating Member | 12.00 | | 2,150 | 14,838,157 |
| 6/08/2001 | Transfer of Entitlement to Terminating Member | 12.27 | | 1,710 | 14,836,447 |
| 6/08/2001 | Transfer of Entitlement to Terminating Member | 14.39 | | 173 | 14,836,274 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 12.55 | 201 | | 14,836,475 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 11.98 | 401 | | 14,836,876 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 114 | | 14,836,990 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 114 | | 14,837,104 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 114 | | 14,837,218 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 2,916 | | 14,840,134 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 486 | | 14,840,620 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 401 | | 14,841,021 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 401 | | 14,841,422 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 238 | | 14,841,660 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 232 | | 14,841,892 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 232 | | 14,842,124 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 401 | | 14,842,525 |
| 9/08/2001 | Off Market Purchase from EIT Custodian | 20.18 | 201 | | 14,842,726 |
| 9/08/2001 | Transfer of Entitlement to Terminating Member | 12.24 | | 8,292 | 14,834,434 |
| 10/08/2001 | Transfer of Entitlement to Terminating Member | 11.98 | | 1,403 | 14,833,031 |
| 10/08/2001 | Transfer of Entitlement to Terminating Member | 21.10 | | 351 | 14,832,680 |
| 23/08/2001 | Transfer of Entitlement to Terminating Member | 11.88 | | 2,667 | 14,830,013 |
| 27/08/2001 | Transfer of Entitlement to Terminating Member | 12.02 | | 4 | 14,830,009 |
| 27/08/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 779 | 14,829,230 |
| 27/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 23 | 14,829,207 |
| 27/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 462 | 14,828,745 |
| 27/08/2001 | Transfer of Entitlement to Terminating Member | 12.24 | | 116 | 14,828,629 |
| 27/08/2001 | Transfer of Entitlement to Terminating Member | 12.27 | | 5,544 | 14,823,085 |
| 27/08/2001 | Transfer of Entitlement to Terminating Member | 14.53 | | 71 | 14,823,014 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.02 | | 982 | 14,822,032 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 11.83 | | 435 | 14,821,597 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.08 | | 497 | 14,821,100 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.46 | | 1,559 | 14,819,541 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.02 | | 391 | 14,819,150 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.04 | | 1,340 | 14,817,810 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.04 | | 134 | 14,817,676 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.08 | | 135 | 14,817,541 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 472 | 14,817,069 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.10 | | 2,062 | 14,815,007 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 11.62 | | 183 | 14,814,824 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.27 | | 4,488 | 14,810,336 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.00 | | 13,123 | 14,797,213 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 1,020 | 14,796,193 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 11.43 | | 3,708 | 14,792,485 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 11.98 | | 6,972 | 14,785,513 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 300 | 14,785,213 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.46 | | 879 | 14,784,334 |
| 29/08/2001 | Transfer of Entitlement to Terminating Member | 12.46 | | 851 | 14,783,483 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 11.36 | | 1,624 | 14,781,859 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 10.88 | | 2,767 | 14,779,092 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 1,280 | 14,777,812 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 11.98 | | 1,127 | 14,776,685 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 1,499 | 14,775,186 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 12.27 | | 1,135 | 14,774,051 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 928 | 14,773,123 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 12.47 | | 529 | 14,772,594 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 11.98 | | 992 | 14,771,602 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 12.46 | | 340 | 14,771,262 |
| 30/08/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 23 | 14,771,239 |
| 31/08/2001 | Off Market Sale | 11.59 | 86,457 | | 14,857,696 |
| 31/08/2001 | Annual Share withdrawal to members | 12.55 | | 181,371 | 14,676,325 |
| 3/09/2001 | Transfer of Entitlement to Terminating Member | 10.60 | | 140,793 | 14,535,532 |
| 5/09/2001 | Transfer of Entitlement to Terminating Member | 11.88 | | 6,293 | 14,529,239 |
| 5/09/2001 | Transfer of Entitlement to Terminating Member | 12.20 | | 905 | 14,528,334 |
| 5/09/2001 | Transfer of Entitlement to Terminating Member | 10.6 | | 14,899 | 14,513,435 |
| 5/09/2001 | Transfer of Entitlement to Terminating Member | 11.1 | | 87 | 14,513,348 |
| 5/09/2001 | Transfer of Entitlement to Terminating Member | 12.89 | | 250 | 14,513,098 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| **Buy Date** | **Transaction/Movement** | **Share Price** | **Increase** | **Decrease** | **Balance** |
| **Opening Balance 2/10/00** | | | | | **15,938,357** |
| 13/09/2001 | Transfer of Entitlement to Terminating Member | 10.85 | | 1,143 | 14,511,955 |
| 13/09/2001 | Transfer of Entitlement to Terminating Member | 10.85 | | 771 | 14,511,184 |
| 13/09/2001 | Transfer of Entitlement to Terminating Member | 12.08 | | 114 | 14,511,070 |
| 13/09/2001 | Transfer of Entitlement to Terminating Member | 10.60 | | 3,915 | 14,507,155 |
| 14/09/2001 | DRP IN | 10.97 | 22,526 | | 14,529,681 |
| 14/09/2001 | DRP OUT | 10.97 | | 23,022 | 14,506,659 |
| 17/09/2001 | Off Market Purchase from EIT Custodian | 12.27 | 232 | | 14,506,891 |
| 17/09/2001 | Off Market Purchase from EIT Custodian | 10.60 | 45 | | 14,506,936 |
| 17/09/2001 | Off Market Purchase from EIT Custodian | 10.60 | 142 | | 14,507,078 |
| 17/09/2001 | Off Market Purchase from EIT Custodian | 11.50 | 201 | | 14,507,279 |
| 17/09/2001 | Off Market Purchase from EIT Custodian | 12.27 | 163 | | 14,507,442 |
| 25/09/2001 | Transfer of Entitlement to Terminating Member | 10.80 | | 5,673 | 14,501,769 |
| 25/09/2001 | Transfer of Entitlement to Terminating Member | 10.6 | | 16,442 | 14,485,327 |
| 25/09/2001 | Transfer of Entitlement to Terminating Member | 11.80 | | 43 | 14,485,284 |
| 25/09/2001 | Transfer of Entitlement to Terminating Member | 19.60 | | 705 | 14,484,579 |
| 26/09/2001 | Transfer of Entitlement to Terminating Member | 12.05 | | 493 | 14,484,086 |
| 2/10/2001 | Transfer of Entitlement to Terminating Member | 10.50 | | 63 | 14,484,023 |
| 3/10/2001 | Transfer of Entitlement to Terminating Member | 10.85 | | 354 | 14,483,669 |
| 3/10/2001 | Transfer of Entitlement to Terminating Member | 10.85 | | 157 | 14,483,512 |
| 3/10/2001 | Transfer of Entitlement to Terminating Member | 10.73 | | 920 | 14,482,592 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | 10.60 | 24 | | 14,482,616 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | 12.46 | 10 | | 14,482,626 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | 10.60 | 66 | | 14,482,692 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | 14.01 | 786 | | 14,483,478 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | 10.55 | 300 | | 14,483,778 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | 12.02 | 114 | | 14,483,892 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | 10.50 | 232 | | 14,484,124 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | | 312 | | 14,484,436 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | | 217 | | 14,484,653 |
| 4/10/2001 | Off Market Purchase from EIT Custodian | | 68 | | 14,484,721 |
| 9/10/2001 | Transfer of Entitlement to Terminating Member | 10.14 | | 5,906 | 14,478,815 |
| 9/10/2001 | Transfer of Entitlement to Terminating Member | 11.15 | | 6,734 | 14,472,081 |
| 9/10/2001 | Transfer of Entitlement to Terminating Member | 10.50 | | 398 | 14,471,683 |
| 9/10/2001 | Transfer of Entitlement to Terminating Member | 10.85 | | 1,922 | 14,469,761 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 13.83 | | 132 | 14,469,629 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 379 | 14,469,250 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 10.69 | | 1,466 | 14,467,784 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 11.06 | | 9,725 | 14,458,059 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 11.06 | | 306 | 14,457,753 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 11.06 | | 18,219 | 14,439,534 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 11.21 | | 121 | 14,439,413 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 10.50 | | 868 | 14,438,545 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 11.06 | | 1,335 | 14,437,210 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 10.06 | | 363 | 14,436,847 |
| 10/10/2001 | Transfer of Entitlement to Terminating Member | 10.50 | | 3,394 | 14,433,453 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.36 | | 62 | 14,433,391 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.15 | | 1,081 | 14,432,310 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.06 | | 13,674 | 14,418,636 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.32 | | 3,270 | 14,415,366 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.06 | | 756 | 14,414,610 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.04 | | 1,069 | 14,413,541 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.41 | | 23,776 | 14,389,765 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 10.88 | | 110 | 14,389,655 |
| 18/10/2001 | Transfer of Entitlement to Terminating Member | 11.32 | | 6,176 | 14,383,479 |
| 22/10/2001 | Transfer of Entitlement to Terminating Member | 11.15 | | 2,202 | 14,381,277 |
| 22/10/2001 | Transfer of Entitlement to Terminating Member | 11.15 | | 1,812 | 14,379,465 |
| 22/10/2001 | Transfer of Entitlement to Terminating Member | 11.15 | | 260 | 14,379,205 |
| 22/10/2001 | Transfer of Entitlement to Terminating Member | 10.50 | | 697 | 14,378,508 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 170 | | 14,378,678 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 232 | | 14,378,910 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 232 | | 14,379,142 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 232 | | 14,379,374 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 232 | | 14,379,606 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 637 | | 14,380,243 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 1,168 | | 14,381,411 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 174 | | 14,381,585 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 401 | | 14,381,986 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 114 | | 14,382,100 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 401 | | 14,382,501 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 201 | | 14,382,702 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 155 | | 14,382,857 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 401 | | 14,383,258 |

ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 114 | | 14,383,372 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 174 | | 14,383,546 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 763 | | 14,384,309 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 445 | | 14,384,754 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 114 | | 14,384,868 |
| 22/10/2001 | Off Market Purchase from EIT Custodian | 11.14 | 114 | | 14,384,982 |
| 23/10/2001 | Transfer of Entitlement to Terminating Member | 11.48 | | 207 | 14,384,775 |
| 23/10/2001 | Transfer of Entitlement to Terminating Member | 11.02 | | 271 | 14,384,504 |
| 23/10/2001 | Transfer of Entitlement to Terminating Member | 11.21 | | 76 | 14,384,428 |
| 1/11/2001 | Transfer of Entitlement to Terminating Member | 11.21 | | 775 | 14,383,653 |
| 1/11/2001 | Transfer of Entitlement to Terminating Member | 11.09 | | 1,743 | 14,381,910 |
| 1/11/2001 | Transfer of Entitlement to Terminating Member | 11.14 | | 857 | 14,381,053 |
| 1/11/2001 | Transfer of Entitlement to Terminating Member | 10.69 | | 55,518 | 14,325,535 |
| 1/11/2001 | Transfer of Entitlement to Terminating Member | 10.99 | | 1,035 | 14,324,500 |
| 1/11/2001 | Transfer of Entitlement to Terminating Member | 9.68 | | 44,789 | 14,279,711 |
| 8/11/2001 | Transfer of Entitlement to Terminating Member | 11.38 | | 128 | 14,279,583 |
| 8/11/2001 | Transfer of Entitlement to Terminating Member | 11.48 | | 1,604 | 14,277,979 |
| 8/11/2001 | Transfer of Entitlement to Terminating Member | 10.70 | | 2,457 | 14,275,522 |
| 14/11/2001 | Off Market Purchase from EIT Custodian | 11.50 | 232 | | 14,275,754 |
| 14/11/2001 | Off Market Purchase from EIT Custodian | 11.15 | 401 | | 14,276,155 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 11.38 | | 316 | 14,275,839 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 11.11 | | 1,635 | 14,274,204 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 11.03 | | 990 | 14,273,214 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 11.03 | | 534 | 14,272,680 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 10.50 | | 155 | 14,272,525 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 11.03 | | 160 | 14,272,365 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 11.03 | | 320 | 14,272,045 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 10.70 | | 535 | 14,271,510 |
| 15/11/2001 | Transfer of Entitlement to Terminating Member | 11.32 | | 5,857 | 14,265,653 |
| 16/11/2001 | Transfer of Entitlement to Terminating Member | 11.38 | | 1,647 | 14,264,006 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 11.46 | | 4,192 | 14,259,814 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 10.70 | | 945 | 14,258,869 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 10.99 | | 11,838 | 14,247,031 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 11.06 | | 2,962 | 14,244,069 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 10.92 | | 1,027 | 14,243,042 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 11.11 | | 973 | 14,242,069 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 11.21 | | 1,251 | 14,240,818 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 10.69 | | 427 | 14,240,391 |
| 22/11/2001 | Transfer of Entitlement to Terminating Member | 12.43 | | 500 | 14,239,891 |
| 22/11/2001 | Off Market Purchase from EIT Custodian | 12.55 | 40 | | 14,239,931 |
| 22/11/2001 | Off Market Purchase from EIT Custodian | 11.32 | 543 | | 14,240,474 |
| 22/11/2001 | Off Market Purchase from EIT Custodian | 11.32 | 1,016 | | 14,241,490 |
| 23/11/2001 | Transfer of Entitlement to Terminating Member | 11.14 | | 2,946 | 14,238,544 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.59 | | 1,645 | 14,236,899 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.80 | | 1,428 | 14,235,471 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.80 | | 2,351 | 14,233,120 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.59 | | 1,630 | 14,231,490 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.70 | | 435 | 14,231,055 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.08 | | 2,171 | 14,228,884 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.87 | | 4,233 | 14,224,651 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.80 | | 3,900 | 14,220,751 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 624 | 14,220,127 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.75 | | 12 | 14,220,115 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.96 | | 150 | 14,219,965 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.75 | | 81 | 14,219,884 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.75 | | 21 | 14,219,863 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.03 | | 728 | 14,219,135 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.22 | | 89 | 14,219,046 |
| 4/12/2001 | Transfer of Entitlement to Terminating Member | 11.59 | | 267 | 14,218,779 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 7,647 | 14,211,132 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.60 | | 1,845 | 14,209,287 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.54 | | 2,862 | 14,206,425 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.87 | | 1,203 | 14,205,222 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 5,682 | 14,199,540 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 2,171 | 14,197,369 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 2,326 | 14,195,043 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.60 | | 34,453 | 14,160,590 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 315 | 14,160,275 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.32 | | 467 | 14,159,808 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 1,451 | 14,158,357 |
| 10/12/2001 | Transfer of Entitlement to Terminating Member | 10.86 | | 106 | 14,158,251 |
| 11/12/2001 | Transfer of Entitlement to Terminating Member | 11.14 | | 1,941 | 14,156,310 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| **Buy Date** | **Transaction/Movement** | **Share Price** | **Increase** | **Decrease** | **Balance** |
| **Opening Balance 2/10/00** | | | | | **15,938,357** |
| 14/12/2001 | Transfer of Entitlement to Terminating Member | 11.70 | | 1,209 | 14,155,101 |
| 14/12/2001 | Transfer of Entitlement to Terminating Member | 11.39 | | 1,528 | 14,153,573 |
| 18/12/2001 | Transfer of Entitlement to Terminating Member | 11.53 | | 248 | 14,153,325 |
| 18/12/2001 | Off Market Purchase from EIT Custodian | 11.14 | 22 | | 14,153,347 |
| 18/12/2001 | Off Market Purchase from EIT Custodian | 12.55 | 48 | | 14,153,395 |
| 18/12/2001 | Off Market Purchase from EIT Custodian | 11.14 | 265 | | 14,153,660 |
| 18/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 2,025 | 14,151,635 |
| 20/12/2001 | Off Market Purchase | 11.82 | 59,358 | | 14,210,993 |
| 20/12/2001 | Transfer of Entitlement to Terminating Member | 11.90 | | 16,053 | 14,194,940 |
| 27/12/2001 | Transfer of Entitlement to Terminating Member | 11.39 | | 4,914 | 14,190,026 |
| 27/12/2001 | Transfer of Entitlement to Terminating Member | 11.50 | | 1,572 | 14,188,454 |
| 27/12/2001 | Transfer of Entitlement to Terminating Member | 11.95 | | 962 | 14,187,492 |
| 27/12/2001 | Transfer of Entitlement to Terminating Member | 11.53 | | 8,334 | 14,179,158 |
| 27/12/2001 | Transfer of Entitlement to Terminating Member | 11.77 | | 2,958 | 14,176,200 |
| 27/12/2001 | Transfer of Entitlement to Terminating Member | 11.53 | | 147 | 14,176,053 |
| 28/12/2001 | Transfer of Entitlement to Terminating Member | 12.70 | | 400 | 14,175,653 |
| 28/12/2001 | Transfer of Entitlement to Terminating Member | 12.70 | | 8,716 | 14,166,937 |
| 28/12/2001 | Transfer of Entitlement to Terminating Member | 11.70 | | 986 | 14,165,951 |
| 31/12/2001 | Transfer of Entitlement to Terminating Member | 11.03 | | 447 | 14,165,504 |
| 31/12/2001 | Transfer of Entitlement to Terminating Member | 12.70 | | 200 | 14,165,304 |
| 4/01/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 64 | 14,165,240 |
| 4/01/2002 | Transfer of Entitlement to Terminating Member | 11.53 | | 369 | 14,164,871 |
| 4/01/2002 | Transfer of Entitlement to Terminating Member | 11.41 | | 1,974 | 14,162,897 |
| 7/01/2002 | Transfer of Entitlement to Terminating Member | 13.05 | | 2,924 | 14,159,973 |
| 7/01/2002 | Transfer of Entitlement to Terminating Member | 13.05 | | 17,960 | 14,142,013 |
| 7/01/2002 | Transfer of Entitlement to Terminating Member | 13.26 | | 2,372 | 14,139,641 |
| 8/01/2002 | Transfer of Entitlement to Terminating Member | 13.05 | | 418 | 14,139,223 |
| 8/01/2002 | Transfer of Entitlement to Terminating Member | 13.05 | | 0 | 14,139,223 |
| 8/01/2002 | Transfer of Entitlement to Terminating Member | 13.90 | | 974 | 14,138,249 |
| 8/01/2002 | Transfer of Entitlement to Terminating Member | 13.05 | | 13,820 | 14,124,429 |
| 8/01/2002 | Off Market Purchase from EIT Custodian | 10.14 | 158 | | 14,124,587 |
| 8/01/2002 | Off Market Purchase from EIT Custodian | 13.04 | 38 | | 14,124,625 |
| 10/01/2002 | Transfer of Entitlement to Terminating Member | 11.90 | | 299 | 14,124,326 |
| 10/01/2002 | Transfer of Entitlement to Terminating Member | 11.80 | | 664 | 14,123,662 |
| 10/01/2002 | Transfer of Entitlement to Terminating Member | 20.55 | | 3,380 | 14,120,282 |
| 10/01/2002 | Transfer of Entitlement to Terminating Member | 13.65 | | 961 | 14,119,321 |
| 11/01/2002 | Transfer of Entitlement to Terminating Member | 12.68 | | 93 | 14,119,228 |
| 14/01/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 2,477 | 14,116,751 |
| 14/01/2002 | Transfer of Entitlement to Terminating Member | 11.95 | | 1,020 | 14,115,731 |
| 15/01/2002 | Off Market Sale | 13.87 | | 35,973 | 14,079,758 |
| 16/01/2002 | Transfer of Entitlement to Terminating Member | 12.04 | | 128 | 14,079,630 |
| 16/01/2002 | Transfer of Entitlement to Terminating Member | 13.39 | | 13,695 | 14,065,935 |
| 16/01/2002 | Transfer of Entitlement to Terminating Member | 13.12 | | 762 | 14,065,173 |
| 16/01/2002 | Transfer of Entitlement to Terminating Member | 11.39 | | 1,033 | 14,064,140 |
| 18/01/2002 | Transfer of Entitlement to Terminating Member | 13.23 | | 320 | 14,063,820 |
| 18/01/2002 | Transfer of Entitlement to Terminating Member | 13.23 | | 381 | 14,063,439 |
| 18/01/2002 | Transfer of Entitlement to Terminating Member | 13.50 | | 1,049 | 14,062,390 |
| 18/01/2002 | Transfer of Entitlement to Terminating Member | 11.95 | | 578 | 14,061,812 |
| 18/01/2002 | Off Market Purchase from EIT Custodian | 11.60 | 41 | | 14,061,853 |
| 18/01/2002 | Off Market Purchase from EIT Custodian | 11.59 | 78 | | 14,061,931 |
| 18/01/2002 | Off Market Purchase from EIT Custodian | 13.05 | 96 | | 14,062,027 |
| 18/01/2002 | Off Market Purchase from EIT Custodian | 13.05 | 192 | | 14,062,219 |
| 18/01/2002 | Off Market Purchase from EIT Custodian | 12.70 | 232 | | 14,062,451 |
| 22/01/2002 | Transfer of Entitlement to Terminating Member | 13.29 | | 7,370 | 14,055,081 |
| 22/01/2002 | Transfer of Entitlement to Terminating Member | 13.29 | | 78 | 14,055,003 |
| 22/01/2002 | Transfer of Entitlement to Terminating Member | 9.79 | | 316 | 14,054,687 |
| 24/01/2002 | Transfer of Entitlement to Terminating Member | 13.24 | | 52 | 14,054,635 |
| 24/01/2002 | Transfer of Entitlement to Terminating Member | 19.70 | | 200 | 14,054,435 |
| 24/01/2002 | Transfer of Entitlement to Terminating Member | 13.24 | | 1,365 | 14,053,070 |
| 24/01/2002 | Transfer of Entitlement to Terminating Member | 13.25 | | 995 | 14,052,075 |
| 25/01/2002 | Transfer of Entitlement to Terminating Member | 13.24 | | 1,533 | 14,050,542 |
| 25/01/2002 | Transfer of Entitlement to Terminating Member | 13.16 | | 2,861 | 14,047,681 |
| 25/01/2002 | Transfer of Entitlement to Terminating Member | 13.29 | | 2,174 | 14,045,507 |
| 31/01/2002 | 0.5% Issues Capital Allocation from LLC | 0.50 | 600,571 | | 14,646,078 |
| 5/02/2002 | Transfer of Entitlement to Terminating Member | 13.12 | | 1,403 | 14,644,675 |
| 6/02/2002 | Transfer of Entitlement to Terminating Member | 13.22 | | 812 | 14,643,863 |
| 6/02/2002 | Transfer of Entitlement to Terminating Member | 13.50 | | 476 | 14,643,387 |
| 6/02/2002 | Transfer of Entitlement to Terminating Member | 13.40 | | 5,763 | 14,637,624 |
| 6/02/2002 | Transfer of Entitlement to Terminating Member | 13.39 | | 157 | 14,637,467 |
| 6/02/2002 | Transfer of Entitlement to Terminating Member | 13.39 | | 24,005 | 14,613,462 |
| 6/02/2002 | Transfer of Entitlement to Terminating Member | 13.05 | | 288 | 14,613,174 |
| 8/02/2002 | Transfer of Entitlement to Terminating Member | 13.50 | | 257 | 14,612,917 |

ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 8/02/2002 | Transfer of Entitlement to Terminating Member | 13.18 | | 313 | 14,612,604 |
| 12/02/2002 | Transfer of Entitlement to Terminating Member | 12.71 | | 7 | 14,612,597 |
| 12/02/2002 | Transfer of Entitlement to Terminating Member | 12.93 | | 550 | 14,612,047 |
| 12/02/2002 | Transfer of Entitlement to Terminating Member | 12.90 | | 1,034 | 14,611,013 |
| 12/02/2002 | Transfer of Entitlement to Terminating Member | 12.90 | | 107 | 14,610,906 |
| 12/02/2002 | Transfer of Entitlement to Terminating Member | 13.40 | | 155 | 14,610,751 |
| 12/02/2002 | Transfer of Entitlement to Terminating Member | 13.18 | | 2,070 | 14,608,681 |
| 12/02/2002 | Off Market Purchase from EIT Custodian | 11.90 | 2,916 | | 14,611,597 |
| 13/02/2002 | Off Market Purchase from EIT Custodian | 13.50 | 232 | | 14,611,829 |
| 14/02/2002 | Off Market Purchase from EIT Custodian | 13.05 | 73 | | 14,611,902 |
| 15/02/2002 | Transfer of Entitlement to Terminating Member | 13.22 | | 107 | 14,611,795 |
| 15/02/2002 | Transfer of Entitlement to Terminating Member | 11.53 | | 868 | 14,610,927 |
| 15/02/2002 | Off Market Purchase from EIT Custodian | 13.05 | 36 | | 14,610,963 |
| 25/02/2002 | Off Market Purchase from member | 13.20 | 2,072 | | 14,613,035 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.31 | | 669 | 14,612,366 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.31 | | 2,528 | 14,609,838 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 479 | 14,609,359 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.18 | | 920 | 14,608,439 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 1,369 | 14,607,070 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 583 | 14,606,487 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 12.88 | | 1,960 | 14,604,527 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.31 | | 496 | 14,604,031 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 12.95 | | 10,112 | 14,593,919 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.31 | | 223 | 14,593,696 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.31 | | 2,765 | 14,590,931 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 12.70 | | 4,746 | 14,586,185 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.18 | | 91 | 14,586,094 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 11.38 | | 398 | 14,585,696 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 13.23 | | 446 | 14,585,250 |
| 28/02/2002 | Transfer of Entitlement to Terminating Member | 12.90 | | 991 | 14,584,259 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 1,531 | 14,582,728 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 366 | 14,582,362 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 1,705 | 14,580,657 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 19,913 | 14,560,744 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 5,580 | 14,555,164 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 31,019 | 14,524,145 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.84 | | 391 | 14,523,754 |
| 6/03/2002 | Transfer of Entitlement to Terminating Member | 11.84 | | 9,594 | 14,514,160 |
| 13/03/2002 | Off Market Purchase from EIT Custodian | 13.18 | 7,052 | | 14,521,212 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.00 | | 827 | 14,520,385 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 11.84 | | 28 | 14,520,357 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 11.48 | | 71 | 14,520,286 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 3,890 | 14,516,396 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.00 | | 899 | 14,515,497 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.14 | | 54 | 14,515,443 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.00 | | 147 | 14,515,296 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.00 | | 4,662 | 14,510,634 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 136 | 14,510,498 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.88 | | 400 | 14,510,098 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 13.18 | | 2,585 | 14,507,513 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 1,030 | 14,506,483 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 13.18 | | 629 | 14,505,854 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 11.81 | | 58 | 14,505,796 |
| 18/03/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 282 | 14,505,514 |
| 21/03/2002 | DRP IN | 11.97 | 22,771 | | 14,528,285 |
| 21/03/2002 | DRP OUT | 11.97 | | 22,896 | 14,505,389 |
| 22/03/2002 | Transfer of Entitlement to Terminating Member | 12.16 | | 5,924 | 14,499,465 |
| 22/03/2002 | Transfer of Entitlement to Terminating Member | 11.81 | | 318 | 14,499,147 |
| 22/03/2002 | Transfer of Entitlement to Terminating Member | 13.22 | | 320 | 14,498,827 |
| 22/03/2002 | Transfer of Entitlement to Terminating Member | 11.48 | | 563 | 14,498,264 |
| 22/03/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 1,733 | 14,496,531 |
| 22/03/2002 | Transfer of Entitlement to Terminating Member | 12.90 | | 434 | 14,496,097 |
| 27/03/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 6,041 | 14,490,056 |
| 27/03/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 2,664 | 14,487,392 |
| 27/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 204 | 14,487,188 |
| 27/03/2002 | Transfer of Entitlement to Terminating Member | 11.83 | | 21,855 | 14,465,333 |
| 27/03/2002 | Transfer of Entitlement to Terminating Member | 11.90 | | 993 | 14,464,340 |
| 2/04/2002 | Off Market Purchase from EIT Custodian | 12.88 | 39 | | 14,464,379 |
| 2/04/2002 | Off Market Purchase from EIT Custodian | 11.90 | 42 | | 14,464,421 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.85 | | 483 | 14,463,938 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.77 | | 3,144 | 14,460,794 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.72 | | 327 | 14,460,467 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 12.08 | | 3,143 | 14,457,324 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.72 | | 466 | 14,456,858 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 342 | 14,456,516 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.49 | | 1,610 | 14,454,906 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 1,098 | 14,453,808 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 100 | 14,453,708 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 22.00 | | 25 | 14,453,683 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.95 | | 455 | 14,453,228 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 11.71 | | 5,443 | 14,447,785 |
| 8/04/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 669 | 14,447,116 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 11.55 | | 1,083 | 14,446,033 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 11.73 | | 550 | 14,445,483 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 5,414 | 14,440,069 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 205 | 14,439,864 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 11.84 | | 2,993 | 14,436,871 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 2,177 | 14,434,694 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 13.05 | | 293 | 14,434,401 |
| 12/04/2002 | Transfer of Entitlement to Terminating Member | 11.72 | | 946 | 14,433,455 |
| 16/04/2002 | Transfer of Entitlement to Terminating Member | 11.55 | | 33,427 | 14,400,028 |
| 16/04/2002 | Transfer of Entitlement to Terminating Member | 11.43 | | 4,035 | 14,395,993 |
| 16/04/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 1,449 | 14,394,544 |
| 16/04/2002 | Transfer of Entitlement to Terminating Member | 11.73 | | 12,738 | 14,381,806 |
| 16/04/2002 | Transfer of Entitlement to Terminating Member | 11.43 | | 1,585 | 14,380,221 |
| 18/04/2002 | Transfer of Entitlement to Terminating Member | 11.84 | | 19 | 14,380,202 |
| 18/04/2002 | Transfer of Entitlement to Terminating Member | 11.43 | | 175 | 14,380,027 |
| 18/04/2002 | Transfer of Entitlement to Terminating Member | 11.52 | | 1,292 | 14,378,735 |
| 18/04/2002 | Transfer of Entitlement to Terminating Member | 11.55 | | 1,534 | 14,377,201 |
| 18/04/2002 | Transfer of Entitlement to Terminating Member | 11.55 | | 1,321 | 14,375,880 |
| 18/04/2002 | Transfer of Entitlement to Terminating Member | 11.59 | | 2,248 | 14,373,632 |
| 18/04/2002 | Transfer of Entitlement to Terminating Member | 12.68 | | 300 | 14,373,332 |
| 23/04/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 1,043 | 14,372,289 |
| 23/04/2002 | Transfer of Entitlement to Terminating Member | 11.71 | | 520 | 14,371,769 |
| 23/04/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 80 | 14,371,689 |
| 29/04/2002 | Transfer of Entitlement to Terminating Member | 11.48 | | 2,166 | 14,369,523 |
| 29/04/2002 | Transfer of Entitlement to Terminating Member | 13.40 | | 4,032 | 14,365,491 |
| 1/05/2002 | Off Market Purchase from EIT Custodian | 12.20 | 166 | | 14,365,657 |
| 1/05/2002 | Off Market Purchase from EIT Custodian | 11.83 | 256 | | 14,365,913 |
| 1/05/2002 | Off Market Purchase from EIT Custodian | 12.20 | 143 | | 14,366,056 |
| 2/05/2002 | Transfer of Entitlement to Terminating Member | 11.84 | | 375 | 14,365,681 |
| 7/05/2002 | Transfer of Entitlement to Terminating Member | 11.59 | | 946 | 14,364,735 |
| 7/05/2002 | Transfer of Entitlement to Terminating Member | 11.63 | | 75 | 14,364,660 |
| 7/05/2002 | Transfer of Entitlement to Terminating Member | 11.56 | | 232 | 14,364,428 |
| 7/05/2002 | Transfer of Entitlement to Terminating Member | 11.75 | | 484 | 14,363,944 |
| 7/05/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 2,969 | 14,360,975 |
| 7/05/2002 | Transfer of Entitlement to Terminating Member | 11.75 | | 59 | 14,360,916 |
| 7/05/2002 | Transfer of Entitlement to Terminating Member | 13.65 | | 242 | 14,360,674 |
| 10/05/2002 | Transfer of Entitlement to Terminating Member | 11.52 | | 23,979 | 14,336,695 |
| 10/05/2002 | Transfer of Entitlement to Terminating Member | 11.75 | | 5,268 | 14,331,427 |
| 10/05/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 1,072 | 14,330,355 |
| 10/05/2002 | Transfer of Entitlement to Terminating Member | 11.84 | | 6,231 | 14,324,124 |
| 15/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 10 | 14,324,114 |
| 15/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 381 | 14,323,733 |
| 16/05/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 1,431 | 14,322,302 |
| 16/05/2002 | Transfer of Entitlement to Terminating Member | 16.24 | | 4,011 | 14,318,291 |
| 17/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 457 | 14,317,834 |
| 17/05/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 1,239 | 14,316,595 |
| 17/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 61 | 14,316,534 |
| 17/05/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 1,019 | 14,315,515 |
| 17/05/2002 | Transfer of Entitlement to Terminating Member | 11.63 | | 457 | 14,315,058 |
| 17/05/2002 | Transfer of Entitlement to Terminating Member | 10.99 | | 534 | 14,314,524 |
| 21/05/2002 | Transfer of Entitlement to Terminating Member | 10.80 | | 169 | 14,314,355 |
| 21/05/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 968 | 14,313,387 |
| 21/05/2002 | Transfer of Entitlement to Terminating Member | 11.57 | | 86 | 14,313,301 |
| 22/05/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 17 | 14,313,284 |
| 22/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 5,227 | 14,308,057 |
| 22/05/2002 | Transfer of Entitlement to Terminating Member | 10.59 | | 9,698 | 14,298,359 |
| 22/05/2002 | Transfer of Entitlement to Terminating Member | 11.75 | | 320 | 14,298,039 |
| 22/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 1,311 | 14,296,728 |
| 23/05/2002 | Transfer of Entitlement to Terminating Member | 11.57 | | 559 | 14,296,169 |
| 23/05/2002 | Transfer of Entitlement to Terminating Member | 11.57 | | 30 | 14,296,139 |
| 23/05/2002 | Transfer of Entitlement to Terminating Member | 13.24 | | 104 | 14,296,035 |
| 23/05/2002 | Transfer of Entitlement to Terminating Member | 13.16 | | 76 | 14,295,959 |

**ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03**

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 23/05/2002 | Transfer of Entitlement to Terminating Member | 17.85 | | 200 | 14,295,759 |
| 24/05/2002 | Transfer of Entitlement to Terminating Member | 11.59 | | 3,224 | 14,292,535 |
| 24/05/2002 | Transfer of Entitlement to Terminating Member | 10.79 | | 39 | 14,292,496 |
| 24/05/2002 | Transfer of Entitlement to Terminating Member | 10.59 | | 738 | 14,291,758 |
| 24/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 58 | 14,291,700 |
| 24/05/2002 | Transfer of Entitlement to Terminating Member | 11.57 | | 224 | 14,291,476 |
| 24/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 787 | 14,290,689 |
| 27/05/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 3,559 | 14,287,130 |
| 27/05/2002 | Transfer of Entitlement to Terminating Member | 22.95 | | 56 | 14,287,074 |
| 27/05/2002 | Transfer of Entitlement to Terminating Member | 10.68 | | 738 | 14,286,336 |
| 28/05/2002 | Transfer of Entitlement to Terminating Member | 10.77 | | 2,772 | 14,283,564 |
| 28/05/2002 | Transfer of Entitlement to Terminating Member | 10.57 | | 505 | 14,283,059 |
| 28/05/2002 | Transfer of Entitlement to Terminating Member | 10.59 | | 320 | 14,282,739 |
| 30/05/2002 | Transfer of Entitlement to Terminating Member | 10.80 | | 6,085 | 14,276,654 |
| 30/05/2002 | Transfer of Entitlement to Terminating Member | 11.80 | | 1,490 | 14,275,164 |
| 31/05/2002 | Transfer of Entitlement to Terminating Member | 11.71 | | 3,838 | 14,271,326 |
| 31/05/2002 | Transfer of Entitlement to Terminating Member | 22.05 | | 1,250 | 14,270,076 |
| 4/06/2002 | Transfer of Entitlement to Terminating Member | 10.33 | | 2,482 | 14,267,594 |
| 4/06/2002 | Transfer of Entitlement to Terminating Member | 10.33 | | 379 | 14,267,215 |
| 5/06/2002 | Transfer of Entitlement to Terminating Member | 10.40 | | 3,179 | 14,264,036 |
| 5/06/2002 | Transfer of Entitlement to Terminating Member | 11.75 | | 320 | 14,263,716 |
| 5/06/2002 | Transfer of Entitlement to Terminating Member | 11.57 | | 2,379 | 14,261,337 |
| 5/06/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 620 | 14,260,717 |
| 6/06/2002 | Transfer of Entitlement to Terminating Member | 11.59 | | 600 | 14,260,117 |
| 6/06/2002 | Transfer of Entitlement to Terminating Member | 10.10 | | 2,389 | 14,257,728 |
| 6/06/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 214 | 14,257,514 |
| 12/06/2002 | Transfer of Entitlement to Terminating Member | 10.28 | | 6 | 14,257,508 |
| 12/06/2002 | Transfer of Entitlement to Terminating Member | 10.40 | | 1,596 | 14,255,912 |
| 12/06/2002 | Transfer of Entitlement to Terminating Member | 10.77 | | 827 | 14,255,085 |
| 18/06/2002 | Transfer of Entitlement to Terminating Member | 10.40 | | 1,394 | 14,253,691 |
| 18/06/2002 | Transfer of Entitlement to Terminating Member | 10.31 | | 935 | 14,252,756 |
| 18/06/2002 | Transfer of Entitlement to Terminating Member | 11.80 | | 1,576 | 14,251,180 |
| 18/06/2002 | Transfer of Entitlement to Terminating Member | 11.22 | | 354 | 14,250,826 |
| 21/06/2002 | Transfer of Entitlement to Terminating Member | 10.09 | | 6 | 14,250,820 |
| 21/06/2002 | Transfer of Entitlement to Terminating Member | 10.31 | | 3,150 | 14,247,670 |
| 25/06/2002 | Transfer of Entitlement to Terminating Member | 10.33 | | 160 | 14,247,510 |
| 27/06/2002 | Off Market Purchase from EIT Custodian | 11.58 | 401 | | 14,247,911 |
| 27/06/2002 | Off Market Purchase from EIT Custodian | 11.71 | 401 | | 14,248,312 |
| 27/06/2002 | Off Market Purchase from EIT Custodian | 11.70 | 401 | | 14,248,713 |
| 27/06/2002 | Off Market Purchase from EIT Custodian | 11.60 | 114 | | 14,248,827 |
| 27/06/2002 | Off Market Purchase from EIT Custodian | 11.63 | 181 | | 14,249,008 |
| 2/07/2002 | Transfer of Entitlement to Terminating Member | 10.75 | | 24,902 | 14,224,106 |
| 2/07/2002 | Transfer of Entitlement to Terminating Member | 10.75 | | 2,082 | 14,222,024 |
| 2/07/2002 | Transfer of Entitlement to Terminating Member | 10.75 | | 33,632 | 14,188,392 |
| 2/07/2002 | Transfer of Entitlement to Terminating Member | 11.63 | | 516 | 14,187,876 |
| 2/07/2002 | Transfer of Entitlement to Terminating Member | 10.54 | | 1,135 | 14,186,741 |
| 5/07/2002 | Transfer of Entitlement to Terminating Member | 10.43 | | 516 | 14,186,225 |
| 9/07/2002 | Transfer of Entitlement to Terminating Member | 10.33 | | 586 | 14,185,639 |
| 9/07/2002 | Transfer of Entitlement to Terminating Member | 11.63 | | 2,087 | 14,183,552 |
| 9/07/2002 | Transfer of Entitlement to Terminating Member | 11.70 | | 801 | 14,182,751 |
| 9/07/2002 | Transfer of Entitlement to Terminating Member | 10.54 | | 613 | 14,182,138 |
| 11/07/2002 | Transfer of Entitlement to Terminating Member | 10.47 | | 118 | 14,182,020 |
| 12/07/2002 | Transfer of Entitlement to Terminating Member | 11.72 | | 841 | 14,181,179 |
| 12/07/2002 | Transfer of Entitlement to Terminating Member | 10.68 | | 535 | 14,180,644 |
| 16/07/2002 | Transfer of Entitlement to Terminating Member | 10.38 | | 2,514 | 14,178,130 |
| 16/07/2002 | Transfer of Entitlement to Terminating Member | 10.54 | | 209 | 14,177,921 |
| 16/07/2002 | Transfer of Entitlement to Terminating Member | 10.52 | | 320 | 14,177,601 |
| 16/07/2002 | Transfer of Entitlement to Terminating Member | 10.33 | | 1,138 | 14,176,463 |
| 16/07/2002 | Off Market Purchase from EIT Custodian | 10.54 | 2,333 | | 14,178,796 |
| 22/07/2002 | Transfer of Entitlement to Terminating Member | 10.52 | | 364 | 14,178,432 |
| 22/07/2002 | Transfer of Entitlement to Terminating Member | 9.90 | | 459 | 14,177,973 |
| 22/07/2002 | Transfer of Entitlement to Terminating Member | 10.52 | | 4,269 | 14,173,704 |
| 26/07/2002 | Transfer of Entitlement to Terminating Member | 10.02 | | 342 | 14,173,362 |
| 26/07/2002 | Transfer of Entitlement to Terminating Member | 9.86 | | 1,302 | 14,172,060 |
| 26/07/2002 | Transfer of Entitlement to Terminating Member | 11.71 | | 63 | 14,171,997 |
| 30/07/2002 | Transfer of Entitlement to Terminating Member | 10.52 | | 1,200 | 14,170,797 |
| 1/08/2002 | Off Market Purchase from EIT Custodian | 10.52 | 48 | | 14,170,845 |
| 2/08/2002 | Transfer of Entitlement to Terminating Member | 10.48 | | 33,422 | 14,137,423 |
| 2/08/2002 | Transfer of Entitlement to Terminating Member | 10.48 | | 44,698 | 14,092,725 |
| 2/08/2002 | Transfer of Entitlement to Terminating Member | 9.76 | | 1,077 | 14,091,648 |
| 6/08/2002 | Transfer of Entitlement to Terminating Member | 10.17 | | 22,071 | 14,069,577 |
| 6/08/2002 | Transfer of Entitlement to Terminating Member | 10.17 | | 1,966 | 14,067,611 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 6/08/2002 | Transfer of Entitlement to Terminating Member | 11.7 | | 174 | 14,067,437 |
| 6/08/2002 | Transfer of Entitlement to Terminating Member | 10.6 | | 200 | 14,067,237 |
| 7/08/2002 | Transfer of Entitlement to Terminating Member | 11.71 | | 1,448 | 14,065,789 |
| 7/08/2002 | Transfer of Entitlement to Terminating Member | 10.31 | | 3,787 | 14,062,002 |
| 7/08/2002 | Transfer of Entitlement to Terminating Member | 10.75 | | 8,290 | 14,053,712 |
| 9/08/2002 | Transfer of Entitlement to Terminating Member | 10.20 | | 1,644 | 14,052,068 |
| 13/08/2002 | Transfer of Entitlement to Terminating Member | 10.00 | | 226 | 14,051,842 |
| 13/08/2002 | Transfer of Entitlement to Terminating Member | 10.83 | | 775 | 14,051,067 |
| 14/08/2002 | Off Market Purchase from EIT Custodian | 10.17 | 49 | | 14,051,116 |
| 16/08/2002 | Off Market Purchase from EIT Custodian | 10.48 | 36 | | 14,051,152 |
| 22/08/2002 | Transfer of Entitlement to Terminating Member | 9.75 | | 4,281 | 14,046,871 |
| 22/08/2002 | Transfer of Entitlement to Terminating Member | 10.75 | | 431 | 14,046,440 |
| 22/08/2002 | Transfer of Entitlement to Terminating Member | 10.42 | | 30 | 14,046,410 |
| 22/08/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 3,000 | 14,043,410 |
| 23/08/2002 | Transfer of Entitlement to Terminating Member | 10.70 | | 2,046 | 14,041,364 |
| 26/08/2002 | Off Market Purchase from EIT Custodian | 10.42 | 120 | | 14,041,484 |
| 26/08/2002 | Off Market Purchase from EIT Custodian | 10.42 | 91 | | 14,041,575 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.14 | | 3,324 | 14,038,251 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.52 | | 793 | 14,037,458 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.42 | | 2,069 | 14,035,389 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.52 | | 1,767 | 14,033,622 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 9.92 | | 50 | 14,033,572 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.70 | | 2,023 | 14,031,549 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.70 | | 207 | 14,031,342 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.17 | | 711 | 14,030,631 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.17 | | 1,448 | 14,029,183 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.05 | | 1,311 | 14,027,872 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.00 | | 8,884 | 14,018,988 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 9.86 | | 2,475 | 14,016,513 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 9.97 | | 1,334 | 14,015,179 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 9.92 | | 309 | 14,014,870 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.05 | | 3,645 | 14,011,225 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.05 | | 2,070 | 14,009,155 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.42 | | 181 | 14,008,974 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.17 | | 4,816 | 14,004,158 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 11.60 | | 161 | 14,003,997 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.38 | | 50,809 | 13,953,188 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 9.97 | | 8,373 | 13,944,815 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.42 | | 26,588 | 13,918,227 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.75 | | 400 | 13,917,827 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.38 | | 267 | 13,917,560 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.00 | | 171 | 13,917,389 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.14 | | 2,534 | 13,914,855 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.17 | | 185 | 13,914,670 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.01 | | 828 | 13,913,842 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 12.35 | | 4,282 | 13,909,560 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.70 | | 107 | 13,909,453 |
| 29/08/2002 | Transfer of Entitlement to Terminating Member | 10.42 | | | 13,909,453 |
| 30/08/2002 | Annual Share withdrawal to members | 11.02 | | 199,806 | 13,709,647 |
| 30/08/2002 | Transfer of Entitlement to Terminating Member | 11.02 | | 808 | 13,708,839 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 13.15 | 848 | | 13,709,687 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.67 | 401 | | 13,710,088 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.17 | 49 | | 13,710,137 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.17 | 96 | | 13,710,233 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.54 | 718 | | 13,710,951 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.75 | 7,052 | | 13,718,003 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.79 | 3,336 | | 13,721,339 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 9.75 | 430 | | 13,721,769 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.54 | 486 | | 13,722,255 |
| 2/09/2002 | Off Market Purchase from EIT Custodian | 10.67 | 3,627 | | 13,725,882 |
| 2/09/2002 | Transfer of Entitlement to Terminating Member | 11.02 | | 4,619 | 13,721,263 |
| 2/09/2002 | Transfer of Entitlement to Terminating Member | 11.02 | | 4,476 | 13,716,787 |
| 2/09/2002 | Transfer of Entitlement to Terminating Member | 11.02 | | 100 | 13,716,687 |
| 13/09/2002 | Off Market Purchase from member | 10.94 | 808 | | 13,717,495 |
| 21/09/2002 | DRP IN | 11.02 | 20,233 | | 13,737,728 |
| 21/09/2002 | DRP OUT | 11.02 | | 23,268 | 13,714,460 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.86 | | 256 | 13,714,204 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.86 | | 579 | 13,713,625 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.87 | | 2,574 | 13,711,051 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.74 | | 3,850 | 13,707,201 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.94 | | 685 | 13,706,516 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.94 | | 4,466 | 13,702,050 |

ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.87 | | 1,750 | 13,700,300 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.89 | | 320 | 13,699,980 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.94 | | 223 | 13,699,757 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 11.02 | | 223 | 13,699,534 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 10.89 | | 865 | 13,698,669 |
| 27/09/2002 | Transfer of Entitlement to Terminating Member | 11.75 | | 762 | 13,697,907 |
| 30/09/2002 | Transfer of Entitlement to Terminating Member | 10.42 | | 200 | 13,697,707 |
| 30/09/2002 | Transfer of Entitlement to Terminating Member | 10.43 | | 18,178 | 13,679,529 |
| 30/09/2002 | Transfer of Entitlement to Terminating Member | 10.87 | | 1,590 | 13,677,939 |
| 30/09/2002 | Transfer of Entitlement to Terminating Member | 11.00 | | 653 | 13,677,286 |
| 30/09/2002 | Transfer of Entitlement to Terminating Member | 10.01 | | 400 | 13,676,886 |
| 30/09/2002 | Transfer of Entitlement to Terminating Member | 10.41 | | 5,930 | 13,670,956 |
| 3/10/2002 | Transfer of Entitlement to Terminating Member | 10.11 | | 3,653 | 13,667,303 |
| 3/10/2002 | Purchase from ESAP Member | | 1,104 | | 13,668,407 |
| 4/10/2002 | Transfer of Entitlement to Terminating Member | 10.11 | | 220 | 13,668,187 |
| 4/10/2002 | Transfer of Entitlement to Terminating Member | 10.43 | | 715 | 13,667,472 |
| 4/10/2002 | Transfer of Entitlement to Terminating Member | 10.25 | | 6,152 | 13,661,320 |
| 4/10/2002 | Transfer of Entitlement to Terminating Member | 10.5 | | 420 | 13,660,900 |
| 8/10/2002 | Transfer of Entitlement to Terminating Member | 10.14 | | 2,259 | 13,658,641 |
| 8/10/2002 | Transfer of Entitlement to Terminating Member | 10.14 | | 4,321 | 13,654,320 |
| 9/10/2002 | Off Market Purchase from EIT Custodian | 10.06 | 401 | | 13,654,721 |
| 9/10/2002 | Off Market Purchase from EIT Custodian | 9.75 | 401 | | 13,655,122 |
| 9/10/2002 | Off Market Purchase from EIT Custodian | 9.75 | 232 | | 13,655,354 |
| 9/10/2002 | Off Market Purchase from EIT Custodian | 10.42 | 201 | | 13,655,555 |
| 9/10/2002 | Off Market Purchase from EIT Custodian | 11.88 | 42 | | 13,655,597 |
| 11/10/2002 | Transfer of Entitlement to Terminating Member | 10.11 | | 705 | 13,654,892 |
| 11/10/2002 | Transfer of Entitlement to Terminating Member | 10.43 | | 459 | 13,654,433 |
| 11/10/2002 | Transfer of Entitlement to Terminating Member | 11.02 | | 4,624 | 13,649,809 |
| 11/10/2002 | Transfer of Entitlement to Terminating Member | 10.89 | | 100 | 13,649,709 |
| 15/10/2002 | Transfer of Entitlement to Terminating Member | 11.07 | | 734 | 13,648,975 |
| 15/10/2002 | Transfer of Entitlement to Terminating Member | 9.85 | | 3,937 | 13,645,038 |
| 16/10/2002 | Transfer of Entitlement to Terminating Member | 10.05 | | 2,674 | 13,642,364 |
| 16/10/2002 | Transfer of Entitlement to Terminating Member | 10.11 | | 13,727 | 13,628,637 |
| 16/10/2002 | Transfer of Entitlement to Terminating Member | 11.65 | | 360 | 13,628,277 |
| 16/10/2002 | Transfer of Entitlement to Terminating Member | 10.87 | | 650 | 13,627,627 |
| 17/10/2002 | Transfer of Entitlement to Terminating Member | 9.74 | | 14,249 | 13,613,378 |
| 17/10/2002 | Transfer of Entitlement to Terminating Member | 9.79 | | 669 | 13,612,709 |
| 17/10/2002 | Transfer of Entitlement to Terminating Member | 9.70 | | 322 | 13,612,387 |
| 17/10/2002 | Transfer of Entitlement to Terminating Member | 9.70 | | 7,755 | 13,604,632 |
| 17/10/2002 | Transfer of Entitlement to Terminating Member | 9.48 | | 2,021 | 13,602,611 |
| 21/10/2002 | Off Market Purchase from EIT Custodian | 10.43 | 46 | | 13,602,657 |
| 21/10/2002 | Off Market Purchase from EIT Custodian | 10.31 | 848 | | 13,603,505 |
| 21/10/2002 | Off Market Purchase from EIT Custodian | 10.75 | 401 | | 13,603,906 |
| 21/10/2002 | Off Market Purchase from EIT Custodian | 10.83 | 1,965 | | 13,605,871 |
| 21/10/2002 | Off Market Purchase from EIT Custodian | 10.83 | 446 | | 13,606,317 |
| 22/10/2002 | Transfer of Entitlement to Terminating Member | 9.75 | | 714 | 13,605,603 |
| 22/10/2002 | Transfer of Entitlement to Terminating Member | 10.43 | | 1,400 | 13,604,203 |
| 24/10/2002 | Transfer of Entitlement to Terminating Member | 9.91 | | 474 | 13,603,729 |
| 24/10/2002 | Transfer of Entitlement to Terminating Member | 9.48 | | 1,963 | 13,601,766 |
| 24/10/2002 | Transfer of Entitlement to Terminating Member | 10.03 | | 2,645 | 13,599,121 |
| 25/10/2002 | Transfer of Entitlement to Terminating Member | 10.35 | | 30,517 | 13,568,604 |
| 28/10/2002 | Transfer of Entitlement to Terminating Member | 9.54 | | 5,611 | 13,562,993 |
| 31/10/2002 | Transfer of Entitlement to Terminating Member | 9.82 | | 6,611 | 13,556,382 |
| 31/10/2002 | Transfer of Entitlement to Terminating Member | 9.82 | | 5,404 | 13,550,978 |
| 5/11/2002 | Transfer of Entitlement to Terminating Member | 9.93 | | 11,894 | 13,539,084 |
| 6/11/2002 | Off Market Purchase from EIT Custodian | 9.93 | 6,078 | | 13,545,162 |
| 8/11/2002 | Transfer of Entitlement to Terminating Member | 9.82 | | 317 | 13,544,845 |
| 8/11/2002 | Transfer of Entitlement to Terminating Member | 9.80 | | 7,489 | 13,537,356 |
| 8/11/2002 | Transfer of Entitlement to Terminating Member | 9.93 | | 4,879 | 13,532,477 |
| 8/11/2002 | Transfer of Entitlement to Terminating Member | 9.90 | | 4,919 | 13,527,558 |
| 11/11/2002 | Off Market Purchase from EIT Custodian | 9.80 | 112 | | 13,527,670 |
| 11/11/2002 | Off Market Purchase from EIT Custodian | 10.10 | 109 | | 13,527,779 |
| 11/11/2002 | Off Market Purchase from EIT Custodian | 11.65 | 124 | | 13,527,903 |
| 11/11/2002 | Off Market Purchase from EIT Custodian | 10.38 | 299 | | 13,528,202 |
| 11/11/2002 | Off Market Purchase from EIT Custodian | 9.86 | 1,551 | | 13,529,753 |
| 11/11/2002 | Off Market Purchase from EIT Custodian | 10.38 | 193 | | 13,529,946 |
| 11/11/2002 | Transfer of Entitlement to Terminating Member | 9.93 | | 146 | 13,529,800 |
| 11/11/2002 | Transfer of Entitlement to Terminating Member | 9.90 | | 7,946 | 13,521,854 |
| 13/11/2002 | Transfer of Entitlement to Terminating Member | 10.5 | | 577 | 13,521,277 |
| 13/11/2002 | Transfer of Entitlement to Terminating Member | 9.88 | | 3,384 | 13,517,893 |
| 13/11/2002 | Transfer of Entitlement to Terminating Member | 9.87 | | 12,481 | 13,505,412 |
| 13/11/2002 | Transfer of Entitlement to Terminating Member | 9.87 | | 6,549 | 13,498,863 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
| Opening Balance 2/10/00 | | | | | **15,938,357** |
| 15/11/2002 | Transfer of Entitlement to Terminating Member | 9.80 | | 200 | 13,498,663 |
| 15/11/2002 | Transfer of Entitlement to Terminating Member | 9.80 | | 786 | 13,497,877 |
| 15/11/2002 | Transfer of Entitlement to Terminating Member | 12.14 | | 207 | 13,497,670 |
| 15/11/2002 | Transfer of Entitlement to Terminating Member | 9.78 | | 160 | 13,497,510 |
| 21/11/2002 | Transfer of Entitlement to Terminating Member | 9.75 | | 1,704 | 13,495,806 |
| 21/11/2002 | Transfer of Entitlement to Terminating Member | 9.79 | | 107 | 13,495,699 |
| 21/11/2002 | Transfer of Entitlement to Terminating Member | 10.43 | | 672 | 13,495,027 |
| 25/11/2002 | Transfer of Entitlement to Terminating Member | 9.93 | | 2,314 | 13,492,713 |
| 25/11/2002 | Transfer of Entitlement to Terminating Member | 9.93 | | 284 | 13,492,429 |
| 29/11/2002 | Transfer of Entitlement to Terminating Member | 9.85 | | 6,494 | 13,485,935 |
| 29/11/2002 | Transfer of Entitlement to Terminating Member | 10.00 | | 6,735 | 13,479,200 |
| 2/12/2002 | Off Market Purchase from EIT Custodian | 10.54 | 1 | | 13,479,201 |
| 2/12/2002 | Off Market Purchase from EIT Custodian | 10.10 | 228 | | 13,479,429 |
| 2/12/2002 | Off Market Purchase from EIT Custodian | 10.10 | 124 | | 13,479,553 |
| 3/12/2002 | Off Market Purchase from EIT Custodian | 10.10 | 97 | | 13,479,650 |
| 3/12/2002 | Transfer of Entitlement to Terminating Member | 10.10 | | 19,339 | 13,460,311 |
| 3/12/2002 | Transfer of Entitlement to Terminating Member | 10.10 | | 118,381 | 13,341,930 |
| 6/12/2002 | Transfer of Entitlement to Terminating Member | 10.05 | | 64,594 | 13,277,336 |
| 9/12/2002 | Transfer of Entitlement to Terminating Member | 10.10 | | 901 | 13,276,435 |
| 9/12/2002 | Transfer of Entitlement to Terminating Member | 9.99 | | 1,455 | 13,274,980 |
| 9/12/2002 | Transfer of Entitlement to Terminating Member | 12.25 | | 144 | 13,262,273 |
| 10/12/2002 | Transfer of Entitlement to Terminating Member | 9.90 | | 404 | 13,274,576 |
| 10/12/2002 | Transfer of Entitlement to Terminating Member | 10.05 | | 810 | 13,273,766 |
| 10/12/2002 | Transfer of Entitlement to Terminating Member | 9.85 | | 2,471 | 13,271,295 |
| 12/12/2002 | Transfer of Entitlement to Terminating Member | 9.82 | | 8,878 | 13,262,417 |
| 12/12/2002 | Transfer of Entitlement to Terminating Member | 9.9 | | 53 | 13,262,220 |
| 12/12/2002 | Transfer of Entitlement to Terminating Member | 9.85 | | 534 | 13,261,686 |
| 12/12/2002 | Transfer of Entitlement to Terminating Member | 9.99 | | 111 | 13,261,575 |
| 2/01/2003 | Transfer of Entitlement to Terminating Member | 10.10 | | 5,829 | 13,255,746 |
| 2/01/2003 | Transfer of Entitlement to Terminating Member | 9.25 | | 1,785 | 13,253,961 |
| 2/01/2003 | Transfer of Entitlement to Terminating Member | 9.82 | | 3,377 | 13,250,584 |
| 3/01/2003 | Transfer of Entitlement to Terminating Member | 10.10 | | 2,272 | 13,248,312 |
| 3/01/2003 | Transfer of Entitlement to Terminating Member | 11.71 | | 394 | 13,247,918 |
| 8/01/2003 | Transfer of Entitlement to Terminating Member | 9.70 | | 346 | 13,247,572 |
| 8/01/2003 | Transfer of Entitlement to Terminating Member | 10.10 | | 2,228 | 13,245,344 |
| 8/01/2003 | Transfer of Entitlement to Terminating Member | 9.90 | | 1,193 | 13,244,151 |
| 15/01/2003 | Transfer of Entitlement to Terminating Member | 10.10 | | 983 | 13,243,168 |
| 15/01/2003 | Transfer of Entitlement to Terminating Member | 9.70 | | 1,355 | 13,241,813 |
| 15/01/2003 | Transfer of Entitlement to Terminating Member | 10.00 | | 59 | 13,241,754 |
| 15/01/2003 | Transfer of Entitlement to Terminating Member | 10.10 | | 107 | 13,241,647 |
| 17/01/2003 | Off Market Purchase from EIT Custodian | | 1,555 | | 13,243,202 |
| 17/01/2003 | Off Market Purchase from EIT Custodian | | 6,638 | | 13,249,840 |
| 20/01/2003 | Off Market Purchase from EIT Custodian | 9.72 | 49,747 | | 13,299,587 |
| 22/01/2003 | Transfer of Entitlement to Terminating Member | 11.12 | | 1,363 | 13,298,224 |
| 28/01/2003 | Transfer of Entitlement to Terminating Member | 9.99 | | 227 | 13,297,997 |
| 28/01/2003 | Transfer of Entitlement to Terminating Member | 9.25 | | 73 | 13,297,924 |
| 28/01/2003 | Transfer of Entitlement to Terminating Member | 9.76 | | 758 | 13,297,166 |
| 28/01/2003 | Transfer of Entitlement to Terminating Member | 9.65 | | 1,416 | 13,295,750 |
| 28/01/2003 | Transfer of Entitlement to Terminating Member | 11.75 | | 801 | 13,294,949 |
| 28/01/2003 | Transfer of Entitlement to Terminating Member | 9.90 | | 1,888 | 13,293,061 |
| 30/01/2003 | Transfer of Entitlement to Terminating Member | 9.32 | | 2,771 | 13,290,290 |
| 31/01/2003 | Transfer of Entitlement to Terminating Member | 9.76 | | 79 | 13,290,211 |
| 31/01/2003 | Transfer of Entitlement to Terminating Member | 9.72 | | 3,402 | 13,286,809 |
| 31/01/2003 | Transfer of Entitlement to Terminating Member | 11.12 | | 1,183 | 13,285,626 |
| 31/01/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 3,329 | 13,282,297 |
| 31/01/2003 | Transfer of Entitlement to Terminating Member | 9.06 | | 186 | 13,282,111 |
| 31/01/2003 | 0.5% Issues Capital Allocation from LLC | | 659,333 | | 13,941,444 |
| 4/02/2003 | Transfer of Entitlement to Terminating Member | 9.66 | | 950 | 13,940,494 |
| 4/02/2003 | Transfer of Entitlement to Terminating Member | 9.83 | | 392 | 13,940,102 |
| 4/02/2003 | Off Market Purchase from EIT Custodian | 9.06 | 121 | | 13,940,223 |
| 4/02/2003 | Off Market Purchase from EIT Custodian | 9.06 | 6,661 | | 13,946,884 |
| 4/02/2003 | Off Market Purchase from EIT Custodian | 9.06 | 5,070 | | 13,951,954 |
| 5/02/2003 | Transfer of Entitlement to Terminating Member | 10.06 | | 395 | 13,951,559 |
| 5/02/2003 | Transfer of Entitlement to Terminating Member | 9.70 | | 161 | 13,951,398 |
| 5/02/2003 | Transfer of Entitlement to Terminating Member | 9.80 | | 4,652 | 13,946,746 |
| 6/02/2003 | Transfer of Entitlement to Terminating Member | 9.73 | | 1,345 | 13,945,401 |
| 6/02/2003 | Transfer of Entitlement to Terminating Member | 10.06 | | 222 | 13,945,179 |
| 6/02/2003 | Transfer of Entitlement to Terminating Member | 10.06 | | 520 | 13,944,659 |
| 6/02/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 10,669 | 13,933,990 |
| 7/02/2003 | Transfer of Entitlement to Terminating Member | 9.06 | | 946 | 13,933,044 |
| 10/02/2003 | Transfer of Entitlement to Terminating Member | 9.51 | | 525 | 13,932,519 |
| 10/02/2003 | Transfer of Entitlement to Terminating Member | 9.26 | | 4,853 | 13,927,666 |

**ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03**

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 10/02/2003 | Transfer of Entitlement to Terminating Member | 9.90 | | 3,390 | 13,924,276 |
| 13/02/2003 | Transfer of Entitlement to Terminating Member | 11.12 | | 13,017 | 13,911,259 |
| 13/02/2003 | Transfer of Entitlement to Terminating Member | 9.32 | | 2,345 | 13,908,914 |
| 13/02/2003 | Transfer of Entitlement to Terminating Member | 8.94 | | 7,877 | 13,901,037 |
| 13/02/2003 | Transfer of Entitlement to Terminating Member | 8.94 | | 404 | 13,900,633 |
| 21/02/2003 | Transfer of Entitlement to Terminating Member | 8.07 | | 6,103 | 13,894,530 |
| 21/02/2003 | Transfer of Entitlement to Terminating Member | 9.90 | | 14,388 | 13,880,142 |
| 25/02/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 266 | 13,879,876 |
| 26/02/2003 | Off Market Purchase from EIT Custodian | 10.77 | 232 | | 13,880,108 |
| 27/02/2003 | Transfer of Entitlement to Terminating Member | 9.06 | | 426 | 13,879,682 |
| 27/02/2003 | Transfer of Entitlement to Terminating Member | 8.58 | | 26 | 13,879,656 |
| 27/02/2003 | Transfer of Entitlement to Terminating Member | 9.90 | | 1,951 | 13,877,705 |
| 27/02/2003 | Transfer of Entitlement to Terminating Member | 9.50 | | 18 | 13,877,687 |
| 3/03/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 1,750 | 13,875,937 |
| 3/03/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 155 | 13,875,782 |
| 5/03/2003 | Transfer of Entitlement to Terminating Member | 8.07 | | 223 | 13,875,559 |
| 5/03/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 18 | 13,875,541 |
| 5/03/2003 | Transfer of Entitlement to Terminating Member | 9.86 | | 1,531 | 13,874,010 |
| 5/03/2003 | Transfer of Entitlement to Terminating Member | 9.32 | | 208 | 13,873,802 |
| 5/03/2003 | Transfer of Entitlement to Terminating Member | 9.06 | | 65 | 13,873,737 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 8.07 | | 391 | 13,873,346 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 1,458 | 13,871,888 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 9.06 | | 628 | 13,871,260 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 11.32 | | 367 | 13,870,893 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 8.56 | | 412 | 13,870,481 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 8.56 | | 552 | 13,869,929 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 8.71 | | 38,179 | 13,831,750 |
| 6/03/2003 | Transfer of Entitlement to Terminating Member | 8.58 | | 38,184 | 13,793,566 |
| 7/03/2003 | Transfer of Entitlement to Terminating Member | 8.58 | | 251 | 13,793,315 |
| 11/03/2003 | Transfer of Entitlement to Terminating Member | 21.05 | | 369 | 13,792,946 |
| 11/03/2003 | Transfer of Entitlement to Terminating Member | 9.74 | | 14 | 13,792,932 |
| 11/03/2003 | Transfer of Entitlement to Terminating Member | 10.38 | | 885 | 13,792,047 |
| 11/03/2003 | Transfer of Entitlement to Terminating Member | 10.75 | | 937 | 13,791,110 |
| 12/03/2003 | Transfer of Entitlement to Terminating Member | 10.50 | | 173 | 13,790,937 |
| 12/03/2003 | Transfer of Entitlement to Terminating Member | 10.75 | | 766 | 13,790,171 |
| 12/03/2003 | Transfer of Entitlement to Terminating Member | 11.60 | | 214 | 13,789,957 |
| 12/03/2003 | Transfer of Entitlement to Terminating Member | 8.91 | | 3,527 | 13,786,430 |
| 12/03/2003 | Transfer of Entitlement to Terminating Member | 8.91 | | 3,949 | 13,782,481 |
| 12/03/2003 | Transfer of Entitlement to Terminating Member | 11.70 | | 143 | 13,782,338 |
| 12/03/2003 | Transfer of Entitlement to Terminating Member | 13.76 | | 448 | 13,781,890 |
| 13/03/2003 | Transfer of Entitlement to Terminating Member | 10.75 | | 713 | 13,781,177 |
| 13/03/2003 | Transfer of Entitlement to Terminating Member | 9.86 | | 417 | 13,780,760 |
| 13/03/2003 | Transfer of Entitlement to Terminating Member | 9.06 | | 128 | 13,780,632 |
| 13/03/2003 | Transfer of Entitlement to Terminating Member | 9.75 | | 422 | 13,780,210 |
| 13/03/2003 | Transfer of Entitlement to Terminating Member | 8.71 | | 314 | 13,779,896 |
| 13/03/2003 | Transfer of Entitlement to Terminating Member | 11.02 | | 2,161 | 13,777,735 |
| 13/03/2003 | Transfer of Entitlement to Terminating Member | 9.86 | | 66 | 13,777,669 |
| 17/03/2003 | Transfer of Entitlement to Terminating Member | 10.06 | | 2,674 | 13,774,995 |
| 17/03/2003 | Transfer of Entitlement to Terminating Member | 8.79 | | 284 | 13,774,711 |
| 17/03/2003 | Transfer of Entitlement to Terminating Member | 9.80 | | 766 | 13,773,945 |
| 18/03/2003 | Transfer of Entitlement to Terminating Member | 10.43 | | 149 | 13,773,796 |
| 18/03/2003 | Transfer of Entitlement to Terminating Member | 8.22 | | 2,797 | 13,770,999 |
| 18/03/2003 | Transfer of Entitlement to Terminating Member | 8.71 | | 405 | 13,770,594 |
| 18/03/2003 | Transfer of Entitlement to Terminating Member | 9.32 | | 1,300 | 13,769,294 |
| 19/03/2003 | DRP IN | 8.71 | 31,071 | | 13,800,365 |
| 19/03/2003 | DRP OUT | 8.71 | | 31,249 | 13,769,116 |
| 20/03/2003 | Transfer of Entitlement to Terminating Member | 11.95 | | 181 | 13,768,935 |
| 20/03/2003 | Transfer of Entitlement to Terminating Member | 8.33 | | 1,627 | 13,767,308 |
| 20/03/2003 | Transfer of Entitlement to Terminating Member | 9.99 | | 1,625 | 13,765,683 |
| 20/03/2003 | Transfer of Entitlement to Terminating Member | 8.70 | | 1,723 | 13,763,960 |
| 24/03/2003 | Transfer of Entitlement to Terminating Member | 8.20 | | 304 | 13,763,656 |
| 26/03/2003 | Transfer of Entitlement to Terminating Member | 9.90 | | 125 | 13,763,531 |
| 26/03/2003 | Transfer of Entitlement to Terminating Member | 9.97 | | 826 | 13,762,705 |
| 26/03/2003 | Transfer of Entitlement to Terminating Member | 11.62 | | 104 | 13,762,601 |
| 27/03/2003 | Transfer of Entitlement to Terminating Member | 8.57 | | 1,887 | 13,760,714 |
| 27/03/2003 | Transfer of Entitlement to Terminating Member | 10.42 | | 490 | 13,760,224 |
| 27/03/2003 | Transfer of Entitlement to Terminating Member | 8.66 | | 120 | 13,760,104 |
| 27/03/2003 | Transfer of Entitlement to Terminating Member | 8.76 | | 3,067 | 13,757,037 |
| 27/03/2003 | Transfer of Entitlement to Terminating Member | 8.54 | | 58 | 13,756,979 |
| 31/03/2003 | Transfer of Entitlement to Terminating Member | 8.71 | | 6,294 | 13,750,685 |
| 31/03/2003 | Transfer of Entitlement to Terminating Member | 10.59 | | 491 | 13,750,194 |
| 31/03/2003 | Transfer of Entitlement to Terminating Member | 12.55 | | 5 | 13,750,189 |

**ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03**

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 31/03/2003 | Transfer of Entitlement to Terminating Member | 9.86 | | 129 | 13,750,060 |
| 31/03/2003 | Transfer of Entitlement to Terminating Member | 8.57 | | 18,685 | 13,731,375 |
| 1/04/2003 | Transfer of Entitlement to Terminating Member | 9.29 | | 567 | 13,730,808 |
| 1/04/2003 | Transfer of Entitlement to Terminating Member | 10.03 | | 80 | 13,730,728 |
| 2/04/2003 | Transfer of Entitlement to Terminating Member | 8.71 | | 595 | 13,730,133 |
| 2/04/2003 | Transfer of Entitlement to Terminating Member | 12.20 | | 641 | 13,729,492 |
| 3/04/2003 | Transfer of Entitlement to Terminating Member | 9.80 | | 53 | 13,729,439 |
| 4/04/2003 | Transfer of Entitlement to Terminating Member | 9.23 | | 2,847 | 13,726,592 |
| 4/04/2003 | Transfer of Entitlement to Terminating Member | 9.15 | | 8,350 | 13,718,242 |
| 4/04/2003 | Transfer of Entitlement to Terminating Member | 9.41 | | 5,938 | 13,712,304 |
| 4/04/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2,099 | 13,710,205 |
| 4/04/2003 | Transfer of Entitlement to Terminating Member | 9.30 | | 11,931 | 13,698,274 |
| 7/04/2003 | Transfer of Entitlement to Terminating Member | 9.09 | | 8 | 13,698,266 |
| 7/04/2003 | Transfer of Entitlement to Terminating Member | 9.73 | | 213 | 13,698,053 |
| 7/04/2003 | Transfer of Entitlement to Terminating Member | 9.30 | | 1,171 | 13,696,882 |
| 8/04/2003 | Transfer of Entitlement to Terminating Member | 9.72 | | 8,311 | 13,688,571 |
| 8/04/2003 | Transfer of Entitlement to Terminating Member | 9.37 | | 14,398 | 13,674,173 |
| 9/04/2003 | Transfer of Entitlement to Terminating Member | 9.37 | | 13,581 | 13,660,592 |
| 10/04/2003 | Transfer of Entitlement to Terminating Member | 9.30 | | 3,417 | 13,657,175 |
| 11/04/2003 | Transfer of Entitlement to Terminating Member | 9.56 | | 14,879 | 13,642,296 |
| 11/04/2003 | Transfer of Entitlement to Terminating Member | 9.09 | | 192 | 13,642,104 |
| 11/04/2003 | Transfer of Entitlement to Terminating Member | 8.22 | | 1,410 | 13,640,694 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 8.54 | | 12,835 | 13,627,859 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 9.95 | | 6,850 | 13,621,009 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 9.41 | | 8,075 | 13,612,934 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 9.50 | | 3,207 | 13,609,727 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 9.72 | | 688 | 13,609,039 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 9.51 | | 4,417 | 13,604,622 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 13.40 | | 2,937 | 13,601,685 |
| 17/04/2003 | Transfer of Entitlement to Terminating Member | 9.06 | | 701 | 13,600,984 |
| 28/04/2003 | Transfer of Entitlement to Terminating Member | 10.10 | | 2,285 | 13,598,699 |
| 28/04/2003 | Transfer of Entitlement to Terminating Member | 9.50 | | 570 | 13,598,129 |
| 28/04/2003 | Transfer of Entitlement to Terminating Member | 9.92 | | 227 | 13,597,902 |
| 28/04/2003 | Transfer of Entitlement to Terminating Member | 9.51 | | 645 | 13,597,257 |
| 28/04/2003 | Transfer of Entitlement to Terminating Member | 9.65 | | 10,628 | 13,586,629 |
| 28/04/2003 | Transfer of Entitlement to Terminating Member | 8.71 | | 107 | 13,586,522 |
| 28/04/2003 | Transfer of Entitlement to Terminating Member | 11.56 | | 61 | 13,586,461 |
| 29/04/2003 | Transfer of Entitlement to Terminating Member | 9.95 | | 669 | 13,585,792 |
| 30/04/2003 | Transfer of Entitlement to Terminating Member | 9.65 | | 243 | 13,585,549 |
| 30/04/2003 | Transfer of Entitlement to Terminating Member | 9.65 | | 103 | 13,585,446 |
| 1/05/2003 | Transfer of Entitlement to Terminating Member | 8.22 | | 4,404 | 13,581,042 |
| 1/05/2003 | Transfer of Entitlement to Terminating Member | 9.99 | | 2,352 | 13,578,690 |
| 5/05/2003 | Transfer of Entitlement to Terminating Member | 10.01 | | 653 | 13,578,037 |
| 5/05/2003 | Transfer of Entitlement to Terminating Member | 10.70 | | 394 | 13,577,643 |
| 5/05/2003 | Transfer of Entitlement to Terminating Member | 10.11 | | 327 | 13,577,316 |
| 5/05/2003 | Transfer of Entitlement to Terminating Member | 11.20 | | 420 | 13,576,896 |
| 5/05/2003 | Transfer of Entitlement to Terminating Member | 9.34 | | 801 | 13,576,095 |
| 6/05/2003 | Transfer of Entitlement to Terminating Member | 8.22 | | 510 | 13,575,585 |
| 9/05/2003 | Transfer of Entitlement to Terminating Member | 10.14 | | 244 | 13,575,341 |
| 9/05/2003 | Transfer of Entitlement to Terminating Member | 9.51 | | 966 | 13,574,375 |
| 14/05/2003 | Off Market Purchase from EIT Custodian | 10.54 | 47 | | 13,574,422 |
| 14/05/2003 | Off Market Purchase from EIT Custodian | 10.54 | 138 | | 13,574,560 |
| 14/05/2003 | Off Market Purchase from EIT Custodian | 10.54 | 47 | | 13,574,607 |
| 15/05/2003 | Transfer of Entitlement to Terminating Member | 8.54 | | 1,096 | 13,573,511 |
| 15/05/2003 | Transfer of Entitlement to Terminating Member | 9.30 | | 4,654 | 13,568,857 |
| 15/05/2003 | Transfer of Entitlement to Terminating Member | 9.30 | | 365 | 13,568,492 |
| 15/05/2003 | Transfer of Entitlement to Terminating Member | 9.50 | | 711 | 13,567,781 |
| 19/05/2003 | Transfer of Entitlement to Terminating Member | 9.36 | | 38 | 13,567,743 |
| 19/05/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 32 | 13,567,711 |
| 19/05/2003 | Transfer of Entitlement to Terminating Member | 10.40 | | 58 | 13,567,653 |
| 21/05/2003 | Transfer of Entitlement to Terminating Member | 9.30 | | 19,170 | 13,548,483 |
| 21/05/2003 | Transfer of Entitlement to Terminating Member | 10.10 | | 171 | 13,548,312 |
| 21/05/2003 | Transfer of Entitlement to Terminating Member | 9.42 | | 2,028 | 13,546,284 |
| 21/05/2003 | Transfer of Entitlement to Terminating Member | 9.72 | | 5,516 | 13,540,768 |
| 21/05/2003 | Transfer of Entitlement to Terminating Member | 9.32 | | 203 | 13,540,565 |
| 21/05/2003 | Transfer of Entitlement to Terminating Member | 9.42 | | 1,170 | 13,539,395 |
| 26/05/2003 | Transfer of Entitlement to Terminating Member | 9.00 | | 140 | 13,539,255 |
| 27/05/2003 | Transfer of Entitlement to Terminating Member | 9.39 | | 589 | 13,538,666 |
| 27/05/2003 | Transfer of Entitlement to Terminating Member | 10.60 | | 200 | 13,538,466 |
| 27/05/2003 | Off Market Purchase from EIT Custodian | 9.40 | 232 | | 13,538,698 |
| 28/05/2003 | Transfer of Entitlement to Terminating Member | 9.50 | | 151 | 13,538,547 |
| 28/05/2003 | Transfer of Entitlement to Terminating Member | 9.30 | | 4,467 | 13,534,080 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 28/05/2003 | Off Market Purchase from EIT Custodian | 8.24 | 1,797 | | 13,535,877 |
| 29/05/2003 | Off Market Purchase from EIT Custodian | 8.72 | 848 | | 13,536,725 |
| 30/05/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 98 | 13,536,627 |
| 30/05/2003 | Transfer of Entitlement to Terminating Member | 8.71 | | 1,416 | 13,535,211 |
| 30/05/2003 | Transfer of Entitlement to Terminating Member | 8.90 | | 71 | 13,535,140 |
| 30/05/2003 | Transfer of Entitlement to Terminating Member | 9.40 | | 2,323 | 13,532,817 |
| 30/05/2003 | Transfer of Entitlement to Terminating Member | 9.33 | | 49 | 13,532,768 |
| 30/05/2003 | Off Market Purchase from EIT Custodian | 9.41 | 232 | | 13,533,000 |
| 31/05/2003 | Off Market Purchase from EIT Custodian | 8.70 | 401 | | 13,533,401 |
| 31/05/2003 | Off Market Purchase from EIT Custodian | 9.37 | 232 | | 13,533,633 |
| 5/06/2003 | Transfer of Entitlement to Terminating Member | 8.51 | | 93 | 13,533,540 |
| 5/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 600 | 13,532,940 |
| 5/06/2003 | Transfer of Entitlement to Terminating Member | 9.51 | | 913 | 13,532,027 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 227 | 13,531,800 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 193 | 13,531,607 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 234 | 13,531,373 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 233 | 13,531,140 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 732 | 13,530,408 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 229 | 13,530,179 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 21 | 13,530,158 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 204 | 13,529,954 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 952 | 13,529,002 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 83 | 13,528,919 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 6 | 13,528,913 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 6 | 13,528,907 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 101 | 13,528,806 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 29 | 13,528,777 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 14 | 13,528,763 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 51 | 13,528,712 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 54 | 13,528,658 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 4 | 13,528,654 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 60 | 13,528,594 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,528,593 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 50 | 13,528,543 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 66 | 13,528,477 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 72 | 13,528,405 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 42 | 13,528,363 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 78 | 13,528,285 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 86 | 13,528,199 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 25 | 13,528,174 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 45 | 13,528,129 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 27 | 13,528,102 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 112 | 13,527,990 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 80 | 13,527,910 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 39 | 13,527,871 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 140 | 13,527,731 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 133 | 13,527,598 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 76 | 13,527,522 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 408 | 13,527,114 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 91 | 13,527,023 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 63 | 13,526,960 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 26 | 13,526,934 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 18 | 13,526,916 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 51 | 13,526,865 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 51 | 13,526,814 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 29 | 13,526,785 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 24 | 13,526,761 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 25 | 13,526,736 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,526,731 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,247 | 13,525,484 |
| 13/06/2003 | Transfer of Entitlement to Terminating Member-Error | N/A | | 33 | 13,525,451 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,732 | 13,523,719 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2,016 | 13,521,703 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,631 | 13,520,072 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,325 | 13,518,747 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 864 | 13,517,883 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,080 | 13,516,803 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 842 | 13,515,961 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 410 | 13,515,551 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 30 | 13,515,521 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 37 | 13,515,484 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,515,483 |

| ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03 | | | | | |
|---|---|---|---|---|---|
| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 435 | 13,515,048 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 11 | 13,515,037 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 29 | 13,515,008 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 73 | 13,514,935 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 32 | 13,514,903 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 60 | 13,514,843 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 20 | 13,514,823 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,514,818 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 36 | 13,514,782 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 4 | 13,514,778 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,514,775 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 7 | 13,514,768 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 353 | 13,514,415 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 328 | 13,514,087 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,568 | 13,512,519 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 87 | 13,512,432 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 557 | 13,511,875 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 385 | 13,511,490 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 212 | 13,511,278 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 790 | 13,510,488 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 905 | 13,509,583 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,916 | 13,507,667 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 226 | 13,507,441 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 271 | 13,507,170 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 529 | 13,506,641 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 579 | 13,506,062 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 216 | 13,505,846 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 486 | 13,505,360 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 725 | 13,504,635 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 719 | 13,503,916 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,220 | 13,502,696 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 22 | 13,502,674 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 22 | 13,502,652 |
| 16/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,439 | 13,501,213 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1,886 | 13,499,327 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 320 | 13,499,007 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,499,002 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 8 | 13,498,994 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 264 | 13,498,730 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 20 | 13,498,710 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 0 | 13,498,710 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 13 | 13,498,697 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,498,694 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,498,691 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 7 | 13,498,684 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 176 | 13,498,508 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,498,503 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 8 | 13,498,495 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 35 | 13,498,460 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 63 | 13,498,397 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 12 | 13,498,385 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 0 | 13,498,385 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 133 | 13,498,252 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 287 | 13,497,965 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,497,962 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 474 | 13,497,488 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 285 | 13,497,203 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 46 | 13,497,157 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 21 | 13,497,136 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 43 | 13,497,093 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 36 | 13,497,057 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 139 | 13,496,918 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 153 | 13,496,765 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 647 | 13,496,118 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 36 | 13,496,082 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 203 | 13,495,879 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 436 | 13,495,443 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2,483 | 13,492,960 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,492,959 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 279 | 13,492,680 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,492,678 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,492,675 |

ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 6 | 13,492,669 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 50 | 13,492,619 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 77 | 13,492,542 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 27 | 13,492,515 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,492,510 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 537 | 13,491,973 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,491,971 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 9 | 13,491,962 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 434 | 13,491,528 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 76 | 13,491,452 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 249 | 13,491,203 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 10 | 13,491,193 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 400 | 13,490,793 |
| 17/06/2003 | Transfer of Entitlement to Terminating Member | 10.11 | | 314 | 13,490,479 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,490,478 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 20 | 13,490,458 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 0 | 13,490,458 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 20 | 13,490,438 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 14 | 13,490,424 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 4 | 13,490,420 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 21 | 13,490,399 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 120 | 13,490,279 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 6 | 13,490,273 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,270 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 4 | 13,490,266 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,490,261 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,490,256 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,490,254 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,251 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 6 | 13,490,245 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 8 | 13,490,237 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 6 | 13,490,231 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 12 | 13,490,219 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 9 | 13,490,210 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,490,209 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,490,207 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,204 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,490,203 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,200 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,490,198 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,490,197 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,194 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 4 | 13,490,190 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,490,185 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,182 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 11 | 13,490,171 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 5 | 13,490,166 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,163 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,490,160 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 7 | 13,490,153 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 85 | 13,490,068 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,490,066 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 6 | 13,490,060 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 0 | 13,490,060 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,490,059 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,490,058 |
| 18/06/2003 | Transfer of Entitlement to Terminating Member-Error | N/A | | 22,017 | 13,468,041 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,468,039 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,468,037 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 0 | 13,468,037 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,468,035 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 26 | 13,468,009 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 4 | 13,468,005 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,468,004 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,468,003 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,468,002 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 1 | 13,468,001 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 0 | 13,468,001 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 84 | 13,467,917 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 50 | 13,467,867 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 8 | 13,467,859 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 78 | 13,467,781 |

**ESAP SHARE MOVEMENT FROM 2/10/00 TO 14/7/03**

| Buy Date | Transaction/Movement | Share Price | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| Opening Balance 2/10/00 | | | | | 15,938,357 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 2 | 13,467,779 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 109 | 13,467,670 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 330 | 13,467,340 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 495 | 13,466,845 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 314 | 13,466,531 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 743 | 13,465,788 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 9 | 13,465,779 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 3 | 13,465,776 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 22 | 13,465,754 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 8 | 13,465,746 |
| 19/06/2003 | Transfer of Entitlement to Terminating Member-Error Reverse | N/A | | 729 | 13,465,017 |
| 20/06/2003 | Transfer of Entitlement to Terminating Member-Error Reverse | N/A | | 520 | 13,464,497 |
| 21/06/2003 | Transfer of Entitlement to Terminating Member-Error Reverse | N/A | | 337 | 13,464,160 |
| 22/06/2003 | Transfer of Entitlement to Terminating Member-Error Reverse | N/A | | 204 | 13,463,956 |
| 23/06/2003 | Transfer of Entitlement to Terminating Member-Error Reverse | N/A | | 340 | 13,463,616 |
| 24/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 12 | 13,463,604 |
| 25/06/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 431 | 13,463,173 |
| 25/06/2003 | Transfer of Entitlement to Terminating Member | 8.88 | | 1,857 | 13,461,316 |
| 25/06/2003 | Transfer of Entitlement to Terminating Member | 8.76 | | 1,599 | 13,459,717 |
| 25/06/2003 | Transfer of Entitlement to Terminating Member | 8.51 | | 650 | 13,459,067 |
| 25/06/2003 | Transfer of Entitlement to Terminating Member | 9.39 | | 1,494 | 13,457,573 |
| 25/06/2003 | Transfer of Entitlement to Terminating Member | 8.90 | | 1,584 | 13,455,989 |
| 1/07/2003 | Transfer of Entitlement to Terminating Member | 8.35 | | 53,842 | 13,402,147 |
| 1/07/2003 | Transfer of Entitlement to Terminating Member-Error Reverse | N/A | | 265 | 13,401,882 |
| 4/07/2003 | Transfer of Entitlement to Terminating Member | 8.45 | | 2,911 | 13,398,971 |
| 4/07/2003 | Transfer of Entitlement to Terminating Member | 8.32 | | 41,723 | 13,357,248 |
| 7/07/2003 | Transfer of Entitlement to Terminating Member | 8.29 | | 4,935 | 13,352,313 |
| 7/07/2003 | Transfer of Entitlement to Terminating Member | 8.35 | | 240 | 13,352,073 |
| 8/07/2003 | Transfer of Entitlement to Terminating Member | 8.32 | | 2,695 | 13,349,378 |
| 8/07/2003 | Transfer of Entitlement to Terminating Member | 8.50 | | 837 | 13,348,541 |
| 8/07/2003 | Transfer of Entitlement to Terminating Member | 8.29 | | 3,521 | 13,345,020 |
| 8/07/2003 | Transfer of Entitlement to Terminating Member | 8.29 | | 3,799 | 13,341,221 |
| 11/07/2003 | Transfer of Entitlement to Terminating Member | 8.40 | | 551 | 13,340,670 |
| 11/07/2003 | Transfer of Entitlement to Terminating Member | 8.37 | | 3,944 | 13,336,726 |
| 11/07/2003 | Transfer of Entitlement to Terminating Member | 8.29 | | 6,586 | **13,330,140** |

Company - Lend Lease Corporation Limited
File No 82-3498

**EIT CUSTODIAN PTY LTD- ACN 068 675 025 as trustee for the Lend Lease Employee Investment Trust**

**TRANSACTIONS FROM 02 OCTOBER 2000 TO JULY 2003**

| Date | Transaction/Movement | Value per share | | Increase | Decrease | Balance |
|---|---|---|---|---|---|---|
| 2/10/2002 | Opening Balance | | | | | 19,524,060 |
| 11/10/2000 | Sale of Shares | $ | 21.41 | | 23 | 19,524,037 |
| 11/10/2000 | Sale of Shares | $ | 21.15 | | 95 | 19,523,942 |
| 11/10/2000 | Sale of Shares | $ | 20.91 | | 72 | 19,523,870 |
| 11/10/2000 | Sale of Shares | $ | 22.00 | | 68 | 19,523,802 |
| 11/10/2000 | Sale of Shares | $ | 21.41 | | 51 | 19,523,751 |
| 11/10/2000 | Sale of Shares | $ | 21.41 | | 23 | 19,523,728 |
| 11/10/2000 | Sale of Shares | $ | 20.91 | | 98 | 19,523,630 |
| 11/10/2000 | Sale of Shares | $ | 20.91 | | 57 | 19,523,573 |
| 11/10/2000 | Sale of Shares | $ | 21.41 | | 187 | 19,523,386 |
| 11/10/2000 | Sale of Shares | $ | 21.15 | | 132 | 19,523,254 |
| 11/10/2000 | Sale of Shares | $ | 20.41 | | 24 | 19,523,230 |
| 11/10/2000 | Sale of Shares | $ | 20.20 | | 401 | 19,522,829 |
| 11/10/2000 | Sale of Shares | $ | 21.55 | | 201 | 19,522,628 |
| 11/10/2000 | Sale of Shares | $ | 21.31 | | 3,274 | 19,519,354 |
| 5/12/2000 | Sale of Shares | $ | 20.20 | | 1,191 | 19,518,163 |
| 5/12/2000 | Sale of Shares | $ | 20.10 | | 201 | 19,517,962 |
| 5/12/2000 | Sale of Shares | $ | 20.80 | | 232 | 19,517,730 |
| 5/12/2000 | Sale of Shares | $ | 21.69 | | 3,815 | 19,513,915 |
| 5/12/2000 | Sale of Shares | $ | 21.12 | | 424 | 19,513,491 |
| 5/12/2000 | Sale of Shares | $ | 20.70 | | 178 | 19,513,313 |
| 5/12/2000 | Sale of Shares | $ | 20.85 | | 172 | 19,513,141 |
| 5/12/2000 | Sale of Shares | $ | 22.95 | | 232 | 19,512,909 |
| 5/12/2000 | Sale of Shares | $ | 20.85 | | 232 | 19,512,677 |
| 5/12/2000 | Sale of Shares | $ | 19.55 | | 232 | 19,512,445 |
| 5/12/2000 | Sale of Shares | $ | 20.50 | | 174 | 19,512,271 |
| 5/12/2000 | Sale of Shares | $ | 22.05 | | 401 | 19,511,870 |
| 5/12/2000 | Sale of Shares | $ | 19.85 | | 7,052 | 19,504,818 |
| 5/12/2000 | Sale of Shares | $ | 21.78 | | 232 | 19,504,586 |
| 5/12/2000 | Sale of Shares | $ | 21.16 | | 46 | 19,504,540 |
| 5/12/2000 | Sale of Shares | $ | 21.16 | | 12 | 19,504,528 |
| 5/12/2000 | Sale of Shares | $ | 21.80 | | 197 | 19,504,331 |
| 5/12/2000 | Sale of Shares | $ | 21.80 | | 126 | 19,504,205 |
| 5/12/2000 | Sale of Shares | $ | 20.80 | | 23 | 19,504,182 |
| 5/12/2000 | Sale of Shares | $ | 22.38 | | 171 | 19,504,011 |
| 5/12/2000 | Sale of Shares | $ | 22.38 | | 11 | 19,504,000 |
| 20/12/2000 | Sale of Shares | $ | 22.70 | | 3,815 | 19,500,185 |
| 20/12/2000 | Sale of Shares | $ | 21.10 | | 49,014 | 19,451,171 |
| 5/02/2001 | Sale of Shares | $ | 16.25 | | 31 | 19,451,140 |
| 5/02/2001 | Sale of Shares | $ | 21.55 | | 2,916 | 19,448,224 |
| 5/02/2001 | Sale of Shares | $ | 20.70 | | 401 | 19,447,823 |
| 5/02/2001 | Sale of Shares | $ | 16.95 | | 232 | 19,447,591 |
| 16/05/2001 | Sale of Shares | $ | 15.01 | | 200 | 19,447,391 |
| 16/05/2001 | Sale of Shares | $ | 15.01 | | 180 | 19,447,211 |
| 16/05/2001 | Sale of Shares | $ | 20.80 | | 232 | 19,446,979 |
| 16/05/2001 | Sale of Shares | $ | 21.03 | | 232 | 19,446,747 |
| 16/05/2001 | Sale of Shares | $ | 15.00 | | 232 | 19,446,515 |
| 16/05/2001 | Sale of Shares | $ | 16.40 | | 2,916 | 19,443,599 |
| 16/05/2001 | Sale of Shares | $ | 21.10 | | 114 | 19,443,485 |
| 28/06/2001 | Sale of Shares | $ | 19.15 | | 232 | 19,443,253 |
| 28/06/2001 | Sale of Shares | $ | 14.08 | | 1,524 | 19,441,729 |
| 28/06/2001 | Sale of Shares | $ | 21.16 | | 5,036 | 19,436,693 |
| 28/06/2001 | Sale of Shares | $ | 12.50 | | 10 | 19,436,683 |
| 9/08/2001 | Sale of Shares | $ | 20.18 | | 401 | 19,436,282 |

**TRANSACTIONS FROM 02 OCTOBER 2000 TO JULY 2003**

| Date | Transaction/Movement | Value per share | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| 9/08/2001 | Sale of Shares | $ 20.18 | | 238 | 19,436,044 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 232 | 19,435,812 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 232 | 19,435,580 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 401 | 19,435,179 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 201 | 19,434,978 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 114 | 19,434,864 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 114 | 19,434,750 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 114 | 19,434,636 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 2,916 | 19,431,720 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 486 | 19,431,234 |
| 9/08/2001 | Sale of Shares | $ 20.18 | | 401 | 19,430,833 |
| 9/08/2001 | Sale of Shares | $ 12.55 | | 201 | 19,430,632 |
| 9/08/2001 | Sale of Shares | $ 11.98 | | 401 | 19,430,231 |
| 17/09/2001 | Sale of Shares | $ 12.27 | | 163 | 19,430,068 |
| 17/09/2001 | Sale of Shares | $ 12.27 | | 232 | 19,429,836 |
| 17/09/2001 | Sale of Shares | $ 10.60 | | 45 | 19,429,791 |
| 17/09/2001 | Sale of Shares | $ 10.60 | | 142 | 19,429,649 |
| 17/09/2001 | Sale of Shares | $ 11.50 | | 201 | 19,429,448 |
| 4/10/2001 | Sale of Shares | $ 14.01 | | 786 | 19,428,662 |
| 4/10/2001 | Sale of Shares | $ 12.46 | | 10 | 19,428,652 |
| 4/10/2001 | Sale of Shares | $ 10.60 | | 66 | 19,428,586 |
| 4/10/2001 | Sale of Shares | $ 10.60 | | 24 | 19,428,562 |
| 4/10/2001 | Sale of Shares | $ 12.02 | | 114 | 19,428,448 |
| 4/10/2001 | Sale of Shares | $ 10.50 | | 232 | 19,428,216 |
| 4/10/2001 | Sale of Shares | $ 10.55 | | 300 | 19,427,916 |
| 4/10/2001 | Sale of Shares | $ 10.60 | | 217 | 19,427,699 |
| 4/10/2001 | Sale of Shares | $ 11.06 | | 312 | 19,427,387 |
| 4/10/2001 | Sale of Shares | $ 11.06 | | 68 | 19,427,319 |
| 14/11/2001 | Sale of Shares | $ 11.50 | | 232 | 19,427,087 |
| 14/11/2001 | Sale of Shares | $ 11.15 | | 401 | 19,426,686 |
| 14/11/2001 | Sale of Shares | $ 11.14 | | 6,474 | 19,420,212 |
| 22/11/2001 | Sale of Shares | $ 11.32 | | 543 | 19,419,669 |
| 22/11/2001 | Sale of Shares | $ 11.32 | | 1,016 | 19,418,653 |
| 22/11/2001 | Sale of Shares | $ 12.55 | | 40 | 19,418,613 |
| 18/12/2001 | Sale of Shares | $ 11.14 | | 22 | 19,418,591 |
| 18/12/2001 | Sale of Shares | $ 11.14 | | 265 | 19,418,326 |
| 18/12/2001 | Sale of Shares | $ 12.55 | | 48 | 19,418,278 |
| 8/01/2002 | Sale of Shares | $ 13.05 | | 38 | 19,418,240 |
| 8/01/2002 | Sale of Shares | $ 10.14 | | 158 | 19,418,082 |
| 18/01/2002 | Sale of Shares | $ 11.60 | | 41 | 19,418,041 |
| 18/01/2002 | Sale of Shares | $ 11.59 | | 78 | 19,417,963 |
| 18/01/2002 | Sale of Shares | $ 13.05 | | 96 | 19,417,867 |
| 18/01/2002 | Sale of Shares | $ 13.05 | | 192 | 19,417,675 |
| 18/01/2002 | Sale of Shares | $ 12.70 | | 232 | 19,417,443 |
| 12/02/2002 | Sale of Shares | $ 11.90 | | 2,916 | 19,414,527 |
| 13/02/2002 | Sale of Shares | $ 13.50 | | 232 | 19,414,295 |
| 14/02/2002 | Sale of Shares | $ 13.05 | | 73 | 19,414,222 |
| 15/02/2002 | Sale of Shares | $ 13.05 | | 36 | 19,414,186 |
| 13/03/2002 | Sale of Shares | $ 13.18 | | 7,052 | 19,407,134 |
| 2/04/2002 | Sale of Shares | $ 12.88 | | 39 | 19,407,095 |
| 2/04/2002 | Sale of Shares | $ 11.90 | | 42 | 19,407,053 |
| 1/05/2002 | Sale of Shares | $ 12.20 | | 143 | 19,406,910 |
| 1/05/2002 | Sale of Shares | $ 12.20 | | 166 | 19,406,744 |
| 1/05/2002 | Sale of Shares | $ 11.83 | | 256 | 19,406,488 |
| 27/06/2002 | Sale of Shares | $ 11.60 | | 114 | 19,406,374 |
| 27/06/2002 | Sale of Shares | $ 11.70 | | 401 | 19,405,973 |

**TRANSACTIONS FROM 02 OCTOBER 2000 TO JULY 2003**

| Date | Transaction/Movement | Value per share | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| 27/06/2002 | Sale of Shares | $ 11.71 | | 401 | 19,405,572 |
| 27/06/2002 | Sale of Shares | $ 11.58 | | 401 | 19,405,171 |
| 27/06/2002 | Sale of Shares | $ 11.63 | | 181 | 19,404,990 |
| 16/07/2002 | Sale of Shares | $ 10.54 | | 2,333 | 19,402,657 |
| 1/08/2002 | Sale of Shares | $ 10.52 | | 48 | 19,402,609 |
| 14/08/2002 | Sale of Shares | $ 10.17 | | 49 | 19,402,560 |
| 16/08/2002 | Sale of Shares | $ 10.48 | | 36 | 19,402,524 |
| 26/08/2002 | Sale of Shares | $ 10.42 | | 120 | 19,402,404 |
| 26/08/2002 | Sale of Shares | $ 10.42 | | 91 | 19,402,313 |
| 2/09/2002 | Sale of Shares | $ 13.15 | | 848 | 19,401,465 |
| 2/09/2002 | Sale of Shares | $ 10.67 | | 401 | 19,401,064 |
| 2/09/2002 | Sale of Shares | $ 10.17 | | 49 | 19,401,015 |
| 2/09/2002 | Sale of Shares | $ 10.17 | | 96 | 19,400,919 |
| 2/09/2002 | Sale of Shares | $ 10.54 | | 718 | 19,400,201 |
| 2/09/2002 | Sale of Shares | $ 10.75 | | 7,052 | 19,393,149 |
| 2/09/2002 | Sale of Shares | $ 10.79 | | 3,336 | 19,389,813 |
| 2/09/2002 | Sale of Shares | $ 9.75 | | 430 | 19,389,383 |
| 2/09/2002 | Sale of Shares | $ 10.54 | | 486 | 19,388,897 |
| 2/09/2002 | Sale of Shares | $ 10.67 | | 3,627 | 19,385,270 |
| 9/10/2002 | Sale of Shares | $ 10.06 | | 401 | 19,384,869 |
| 9/10/2002 | Sale of Shares | $ 9.75 | | 401 | 19,384,468 |
| 9/10/2002 | Sale of Shares | $ 9.75 | | 232 | 19,384,236 |
| 9/10/2002 | Sale of Shares | $ 10.42 | | 201 | 19,384,035 |
| 9/10/2002 | Sale of Shares | $ 11.88 | | 42 | 19,383,993 |
| 21/10/2002 | Sale of Shares | $ 10.43 | | 46 | 19,383,947 |
| 21/10/2002 | Sale of Shares | $ 10.31 | | 848 | 19,383,099 |
| 21/10/2002 | Sale of Shares | $ 10.75 | | 401 | 19,382,698 |
| 21/10/2002 | Sale of Shares | $ 10.83 | | 1,965 | 19,380,733 |
| 21/10/2002 | Sale of Shares | $ 10.83 | | 446 | 19,380,287 |
| 6/11/2002 | Sale of Shares | $ 9.93 | | 6,078 | 19,374,209 |
| 11/11/2002 | Sale of Shares | $ 9.80 | | 112 | 19,374,097 |
| 11/11/2002 | Sale of Shares | $ 10.10 | | 109 | 19,373,988 |
| 11/11/2002 | Sale of Shares | $ 11.65 | | 124 | 19,373,864 |
| 11/11/2002 | Sale of Shares | $ 10.38 | | 299 | 19,373,565 |
| 11/11/2002 | Sale of Shares | $ 9.86 | | 1,551 | 19,372,014 |
| 11/11/2002 | Sale of Shares | $ 10.38 | | 193 | 19,371,821 |
| 20/11/2002 | Sale of Shares | $ 10.54 | | 1 | 19,371,820 |
| 20/11/2002 | Sale of Shares | $ 10.10 | | 228 | 19,371,592 |
| 20/11/2002 | Sale of Shares | $ 10.10 | | 124 | 19,371,468 |
| 3/12/2002 | Sale of Shares | $ 10.10 | | 97 | 19,371,371 |
| 2/01/2003 | Sale of Shares | $ 9.72 | | 49,747 | 19,321,624 |
| 17/01/2003 | Sale of Shares | $ 11.39 | | 1,555 | 19,320,069 |
| 17/01/2003 | Sale of Shares | $ 10.92 | | 6,638 | 19,313,431 |
| 4/02/2003 | Sale of Shares | $ 9.06 | | 6,661 | 19,306,770 |
| 4/02/2003 | Sale of Shares | $ 9.06 | | 5,070 | 19,301,700 |
| 4/02/2003 | Sale of Shares | $ 9.06 | | 121 | 19,301,579 |
| 24/02/2003 | Sale of Shares | $ 10.77 | | 232 | 19,301,347 |
| 14/05/2003 | Sale of Shares | $ 10.54 | | 47 | 19,301,300 |
| 14/05/2003 | Sale of Shares | $ 10.54 | | 138 | 19,301,162 |
| 14/05/2003 | Sale of Shares | $ 10.54 | | 47 | 19,301,115 |
| 27/05/2003 | Sale of Shares | $ 9.40 | | 232 | 19,300,883 |
| 27/05/2003 | Sale of Shares | $ 9.41 | | 232 | 19,300,651 |
| 27/05/2003 | Sale of Shares | $ 8.24 | | 1,797 | 19,298,854 |
| 27/05/2003 | Sale of Shares | $ 8.72 | | 848 | 19,298,006 |
| 27/05/2003 | Sale of Shares | $ 9.37 | | 232 | 19,297,774 |
| 27/05/2003 | Sale of Shares | $ 8.70 | | 401 | 19,297,373 |

TRUSTEES OF THE LEND LEASE RETIREMENT BENEFIT FUND.

LLC SHARE MOVEMENTS FROM 2 OCTOBER 2000 (Being the date of the last change in notification) TO 17 JULY 2003

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| | **Holding as at last notification** | | | | **15,144,350** |
| 23/02/2001 | Transfer to Hornery Institute as per shareholders resolution at 2 November 2000 LLC AGM | n/a | | 440,528 | 14,703,822 |

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance | |
|---|---|---|---|---|---|---|
| **TOWER INVESTMENTS PTY LTD ACN 000 570 892 AS TRUSTEE FOR THE LEND LEASE SUPERANNUATION FUND** | | | | | | |
| **LLC SHARE MOVEMENTS FROM 2 OCTOBER 2000 (Being the date of the last change in notification) TO 17 JULY 2003** | | | | | | |
| | **Holding as at last notification** | | | | **3,243,474** | |
| 26/03/2001 | Sale of Shares | $13.88250 | | 75,000 | 3,168,474 | |
| 27/03/2001 | Sale of Shares | $13.44980 | | 50,000 | 3,118,474 | |
| 28/03/2001 | Sale of Shares | $13.18670 | | 25,000 | 3,093,474 | |
| 29/03/2001 | Sale of Shares | $13.15010 | | 25,000 | 3,068,474 | |
| 26/04/2001 | Sale of Shares | $14.04500 | | 57,650 | 3,010,824 | |
| 27/04/2001 | Sale of Shares | $13.97780 | | 12,350 | 2,998,474 | |
| 30/04/2001 | Sale of Shares | $14.01000 | | 30,000 | 2,968,474 | |
| 3/05/2001 | Sale of Shares | $14.00490 | | 30,000 | 2,938,474 | |
| 8/06/2001 | Transfer to Special Allotment Account | n/a | | 20 | 2,938,454 | |
| 28/08/2001 | Sale of Shares | $11.17380 | | 54,122 | 2,884,332 | |
| 29/08/2001 | Sale of Shares | $10.92230 | | 50,878 | 2,833,454 | |
| 2/10/2001 | Sale of Shares | $11.03846 | | 87,750 | 2,745,704 | |
| 3/10/2001 | Sale of Shares | $10.85742 | | 77,250 | 2,668,454 | |
| 4/01/2002 | Sale of Shares | $13.62543 | | 77,000 | 2,591,454 | |
| 7/02/2002 | Sale of Shares | $12.92408 | | 60,000 | 2,531,454 | |
| 8/02/2002 | Sale of Shares | $12.85423 | | 52,548 | 2,478,906 | |
| 8/02/2002 | Sale of Shares | $12.86665 | | 7,452 | 2,471,454 | |
| 22/03/2002 | Sale of Shares | $11.81193 | | 45,000 | 2,426,454 | |
| 25/03/2002 | Sale of Shares | $11.82713 | | 45,000 | 2,381,454 | |
| 26/03/2002 | Sale of Shares | $11.59575 | | 37,000 | 2,344,454 | |
| 27/05/2002 | Sale of Shares | $10.55075 | | 30,000 | 2,314,454 | |
| 28/05/2002 | Sale of Shares | $10.59648 | | 70,000 | 2,244,454 | |
| 24/07/2002 | Sale of Shares | $9.76951 | | 44,000 | 2,200,454 | |
| 25/07/2002 | Sale of Shares | $9.78782 | | 44,000 | 2,156,454 | |
| 17/09/2002 | Sale of Shares | $10.70526 | | 80,000 | 2,076,454 | |
| 18/09/2002 | Sale of Shares | $10.66318 | | 82,000 | 1,994,454 | |
| 28/10/2002 | Sale of Shares | $9.92790 | | 33,500 | 1,960,954 | |
| 29/10/2002 | Sale of Shares | $10.01280 | | 40,000 | 1,920,954 | |
| 10/12/2002 | Sale of Shares | $9.49120 | | 50,000 | 1,870,954 | |
| 11/12/2002 | Sale of Shares | $9.48370 | | 47,500 | 1,823,454 | |
| 20/01/2003 | Sale of Shares | $9.95420 | | 49,901 | 1,773,553 | |
| 21/01/2003 | Sale of Shares | $9.95440 | | 48,000 | 1,725,553 | |
| 21/01/2003 | Sale of Shares | $9.91570 | | 48,000 | 1,677,553 | |
| 19/02/2003 | Sale of Shares | $8.69070 | | 34,000 | 1,643,553 | |
| 19/02/2003 | Sale of Shares | $8.68720 | | 7,000 | 1,636,553 | |
| 20/02/2003 | Sale of Shares | $8.69010 | | 41,000 | 1,595,553 | |
| 20/02/2003 | Sale of Shares | $8.49630 | | 41,000 | 1,554,553 | |
| 24/02/2003 | Adjustment by share registry | | 90,901 | | 1,645,454 | |
| 8/04/2003 | Sale of Shares | $9.66047 | | 60,000 | 1,585,454 | |
| 8/04/2003 | Sale of Shares | $9.41980 | | 55,000 | 1,530,454 | |
| 11/06/2003 | Sale of Shares | $8.26762 | | 72,500 | 1,457,954 | |
| 12/06/2003 | Sale of Shares | $8.18600 | | 72,500 | 1,385,454 | |
| 7/07/2003 | Sale of Shares | $8.33310 | | 35,750 | 1,349,704 | |
| 8/07/2003 | Sale of Shares | $8.39260 | | 35,750 | 1,313,954 | 0 |

**TOWER INVESTMENTS PTY LTD ACN 000 570 025 (SPECIAL ALLOTMENT SHARES)**
**AS TRUSTEE FOR THE LEND LEASE SUPERANNUATION FUND**
**LLC SHARE MOVEMENTS FROM 2 OCTOBER 2000 (Being the date of the last change in notification) TO 17 JULY 2003**

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| | **Holding as at last notification** | | | | 49,717 |
| 11/10/2000 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 49,255 |
| 12/12/2000 | Transfer of superannuation entitlement to terminating member | n/a | | 265 | 48,990 |
| 8/01/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 220 | 48,770 |
| 22/02/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 265 | 48,505 |
| 28/03/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 432 | 48,073 |
| 2/05/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 1,633 | 46,440 |
| 28/05/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 754 | 45,686 |
| 8/06/2001 | Transfer from main account | n/a | 20 | | 45,706 |
| 27/06/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 432 | 45,274 |
| 27/06/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 44,812 |
| 18/12/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 265 | 44,547 |
| 20/12/2001 | Transfer of superannuation entitlement to terminating member | n/a | | 936 | 43,611 |
| 8/01/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 432 | 43,179 |
| 8/01/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 265 | 42,914 |
| 24/01/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 432 | 42,482 |
| 21/02/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 1,634 | 40,848 |
| 5/04/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 1,634 | 39,214 |
| 5/04/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 936 | 38,278 |
| 5/04/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 432 | 37,846 |
| 5/04/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 37,384 |
| 5/04/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 754 | 36,630 |
| 10/04/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 265 | 36,365 |
| 19/04/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 220 | 36,145 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 754 | 35,391 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 34,929 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 34,467 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 754 | 33,713 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 33,251 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 32,789 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 1,194 | 31,595 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 462 | 31,133 |
| 31/12/2002 | Transfer of superannuation entitlement to terminating member | n/a | | 265 | 30,868 |
| 25/06/2003 | Transfer of superannuation entitlement from LLS #2 Fund | n/a | 697 | | 31,565 |

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| STAFF SHARES PTY LIMITED ACN 000 328 049 AS TRUSTEE FOR THE 1979 STAFF SHARE SCHEME. | | | | | |
| LLC SHARE MOVEMENTS FROM 2 OCTOBER 2000 (Being the date of the last change in notification) TO 17 JULY 2003 | | | | | |
| | **Holding as at last notification** | | | | **33,349** |
| 5/02/2001 | Transfer of entitlements | n/a | | 3,800 | 29,549 |
| 16/05/2001 | Transfer of entitlements | n/a | | 6,200 | 23,349 |
| 12/12/2001 | Transfer of entitlements | n/a | | 4,578 | 18,771 |

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| MLC NOMINEES PTY LIMITED ACN 002 814 959 AS TRUSTEE FOR THE MLC STAFF SHARE SCHEME. | | | | | |
| LLC SHARE MOVEMENTS FROM 2 OCTOBER 2000 (Being the date of the last change in notification) TO 17 JULY 2003 | | | | | |
| | **Holding as at last notification** | | | | **15,977** |
| 10/11/2000 | Transfer to MLC Nominees Pty Limited | n/a | | 15,977 | 0 |

**WACHOVIA BANK NA AS TRUSTEE OF THE US LONG-TERM INCENTIVE SHARE PLANS TRUST**
**LLC SHARE MOVEMENTS FROM 2 OCTOBER 2000 (Being the date of the last change in notification) TO 17 JULY 2003**

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance |
|---|---|---|---|---|---|
| | **Holding as at last notification** | | | | **3,881,649** |
| 20/12/2000 | Allocation by Lend Lease Corporation | $0.50 | 1,200,000 | | 5,081,649 |
| 18/05/2001 | Sale of Shares to UK Shareplan | | | 130,975 | 4,950,674 |
| 31/01/2002 | Allocation by Lend Lease Corporation | $0.50 | 975,000 | | 5,925,674 |
| 24/09/2002 | Transfer to new US Lend Lease share plan | n/a | | 392,021 | 5,533,653 |
| 31/01/2003 | Allocation by Lend Lease Corporation Limited @ A$0.50 | | 819,000 | | 6,352,653 |
| 3/02/2003 | Sale of Shares | $9.08 | | 178,556 | 6,174,097 |
| 3/03/2003 | Sale of Shares | $8.66 | | 23,731 | 6,150,366 |
| 26/06/2003 | Sale of Shares | $8.53 | | 261,821 | 5,888,545 |
| 27/06/2003 | Sale of Shares | $8.57 | | 259,379 | 5,629,166 |
| 30/06/2003 | Sale of Shares | $8.49 | | 258,426 | 5,370,740 |
| 1/07/2003 | Sale of Shares | $8.44 | | 540,702 | 4,830,038 |
| 3/07/2003 | Sale of Shares | $8.42 | | 280,109 | 4,549,929 |
| 3/07/2003 | Sale of Shares | $8.35 | | 248,325 | 4,301,604 |

ESAP (UK) TRUSTEE LIMITED AS TRUSTEE OF THE LEND LEASE CORPORATION LIMITED EMPLOYEE SHARE TRUST
LLC SHARE MOVEMENTS FROM 2 OCTOBER 2000 (Being the date of the last change in notification) TO 17 JULY 2003

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance | |
|---|---|---|---|---|---|---|
| | **Holding as at last notification** | | | | **2,660,776** | |
| 14/04/2000 | Purchase | £7.11 | 47,798 | | 2,708,574 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 156 | 2,708,418 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 156 | 2,708,262 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 344 | 2,707,918 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 298 | 2,707,620 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 156 | 2,707,464 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 180 | 2,707,284 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 181 | 2,707,103 | |
| 30/10/2000 | Transfer of entitlements to beneficiary | n/a | | 109 | 2,706,994 | 1,580 |
| 19/10/2000 | Purchase | £7.84 | 39,839 | | 2,746,833 | |
| 4/12/2000 | Purchase | £8.04 | 52,852 | | 2,799,685 | |
| 15/12/2000 | Allocation by Lend Lease Corporation Limited @ A$0.50 | £0.19 | 927,000 | | 3,726,685 | |
| 18/12/2000 | Purchase | £8.26 | 25,941 | | 3,752,626 | |
| 9/02/2001 | On market sale | £5.97 | | 147,083 | 3,605,543 | |
| 2/04/2001 | Transfer of entitlements to beneficiary | n/a | | 156 | 3,605,387 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 5,029 | 3,600,358 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 1,000 | 3,599,358 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 600 | 3,598,758 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 600 | 3,598,158 | 7,229 |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 766 | 3,597,392 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 220 | 3,597,172 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 666 | 3,596,506 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 1,000 | 3,595,506 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 167 | 3,595,339 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 667 | 3,594,672 | |
| 9/07/2001 | Transfer of entitlements to beneficiary | n/a | | 1,192 | 3,593,480 | 4,678 |
| 22/08/2001 | Purchase | £4.24 | 8,476 | | 2,875,370 | |
| 22/08/2001 | On market sale | £4.22 | | 56,330 | 3,537,150 | |
| 23/08/2001 | On market sale | £4.21 | | 10,232 | 3,526,918 | |
| 27/08/2001 | On market sale | £4.20 | | 964 | 3,525,954 | |
| 24/08/2001 | Transfer of entitlements to beneficiary | n/a | | 89,618 | 3,429,479 | |
| 24/08/2001 | Transfer of entitlements to beneficiary | n/a | | 13,923 | 3,415,556 | 103,541 |
| 31/08/2001 | Transfer of entitlements to beneficiary | n/a | | 15,287 | 3,400,269 | |
| 3/09/2001 | On market sale | £3.99 | | 6,857 | 3,519,097 | |
| 24/09/2001 | Transfer of entitlements to beneficiary | n/a | | 1,666 | 3,398,603 | |
| 24/09/2001 | Transfer of entitlements to beneficiary | n/a | | 2,000 | 3,396,603 | |
| 24/09/2001 | Transfer of entitlements to beneficiary | n/a | | 5,000 | 3,391,603 | |
| 24/09/2001 | Transfer of entitlements to beneficiary | n/a | | 5,000 | 3,386,603 | |
| 24/09/2001 | Transfer of entitlements to beneficiary | n/a | | 4,200 | 3,382,403 | |
| 24/09/2001 | Transfer of entitlements to beneficiary | n/a | | 2,777 | 3,379,626 | 20,643 |
| 30/09/2001 | Transfer of entitlements to beneficiary | n/a | | 156 | 3,380,830 | |
| 10/10/2001 | Return of shares re adjustment | n/a | 680 | | 3,380,306 | |
| 10/10/2001 | Return of shares re adjustment | n/a | 680 | | 3,380,986 | 1,360 |
| 30/10/2001 | Transfer of entitlements to beneficiary | n/a | | 1,500 | 3,379,330 | |
| 9/11/2001 | Purchase | £3.84 | 27,159 | | 2,799,409 | |
| 27/11/2001 | Purchase | £4.34 | 863 | | 2,800,272 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 1,397 | 3,223,700 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 1,036 | 3,222,664 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 544 | 3,222,120 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 395 | 3,221,725 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 486 | 3,221,239 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 1,680 | 3,219,559 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 1,910 | 3,217,649 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 439 | 3,217,210 | |
| 29/11/2001 | Transfer of entitlements to beneficiary | n/a | | 316 | 3,216,894 | 8,203 |
| 7/12/2001 | On market sale | £4.26 | | 4,233 | 3,375,097 | |
| 12/12/2001 | On market sale | £4.11 | | 50,000 | 3,325,097 | |
| 13/12/2001 | On market sale | £4.11 | | 50,000 | 3,275,097 | |
| 14/12/2001 | On market sale | £4.08 | | 50,000 | 3,225,097 | |
| 17/12/2001 | On market sale | £4.08 | | 50,000 | 3,166,894 | |
| 18/12/2001 | On market sale | £4.04 | | 50,000 | 3,116,894 | |
| 19/12/2001 | On market sale | £4.06 | | 50,000 | 3,066,894 | |
| 20/12/2001 | Transfer of entitlements to beneficiary | n/a | | 2,072 | 2,873,298 | |
| 20/12/2001 | On market sale | £4.13 | | 50,000 | 3,016,894 | |
| 21/12/2001 | On market sale | £4.10 | | 50,000 | 2,966,894 | |
| 24/12/2001 | On market sale | £4.16 | | 50,000 | 2,916,894 | |
| 27/12/2001 | On market sale | £4.25 | | 50,000 | 2,866,894 | |
| 8/01/2002 | Transfer of entitlements to beneficiary | n/a | | 237 | 2,600,035 | |
| 8/01/2002 | Transfer of entitlements to beneficiary | n/a | | 547 | 2,599,488 | |
| 8/01/2002 | Transfer of entitlements to beneficiary | n/a | | 444 | 2,599,044 | |
| 8/01/2002 | Transfer of entitlements to beneficiary | n/a | | 270 | 2,598,774 | |
| 8/01/2002 | Transfer of entitlements to beneficiary | n/a | | 376 | 2,598,398 | |
| 8/01/2002 | Transfer of entitlements to beneficiary | n/a | | 770 | 2,597,628 | 2,644 |
| 15/01/2002 | On market sale | £4.77 | | 50,000 | 2,823,298 | |
| 16/01/2002 | On market sale | £4.87 | | 50,000 | 2,650,272 | |
| 17/01/2002 | On market sale | £4.75 | | 50,000 | 2,600,272 | |
| 17/01/2002 | On market sale | £4.78 | | 1,048 | 2,822,250 | |
| 18/01/2002 | On market sale | £4.67 | | 50,000 | 2,772,250 | |
| 20/01/2002 | On market sale | £4.79 | | 50,000 | 2,750,272 | |
| 21/01/2002 | On market sale | £4.72 | | 50,000 | 2,700,272 | |
| 25/01/2002 | On market sale | £4.78 | | 20,000 | 2,577,628 | |
| 1/02/2002 | On market sale | £4.76 | | 8,893 | 2,568,735 | |
| 25/01/2002 | Allocation by Lend Lease Corporation Limited @ A$0.50 | £0.18 | 566,000 | | 3,134,735 | |

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance | |
|---|---|---|---|---|---|---|
| 26/02/2002 | Purchase | £4.65 | 201 | | 3,124,060 | |
| 1/03/2002 | Transfer of entitlements to beneficiary | n/a | | 1,260 | 3,122,800 | |
| 1/03/2002 | Transfer of entitlements to beneficiary | n/a | | 1,260 | 3,121,540 | 2,520 |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 155 | 3,121,385 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 249 | 3,121,136 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 160 | 3,120,976 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 659 | 3,120,317 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 238 | 3,120,079 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 238 | 3,119,841 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 228 | 3,119,613 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 166 | 3,119,447 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 250 | 3,119,197 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 222 | 3,118,975 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 155 | 3,118,820 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 153 | 3,118,667 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 250 | 3,118,417 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 250 | 3,118,167 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 160 | 3,118,007 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 249 | 3,117,758 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 228 | 3,117,530 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 250 | 3,117,280 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 249 | 3,117,031 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 444 | 3,116,587 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 167 | 3,116,420 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 242 | 3,116,178 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 243 | 3,115,935 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 243 | 3,115,692 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 227 | 3,115,465 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 250 | 3,115,215 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 156 | 3,115,059 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 547 | 3,114,512 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 161 | 3,114,351 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 203 | 3,114,148 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 242 | 3,113,906 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 68 | 3,113,838 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 226 | 3,113,612 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 237 | 3,113,375 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 112 | 3,113,263 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 78 | 3,113,185 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 98 | 3,113,087 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 84 | 3,113,003 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 94 | 3,112,909 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 7 | 3,112,902 | |
| 27/03/2002 | Transfer of entitlements to beneficiary | n/a | | 21 | 3,112,881 | 8,659 |
| 11/04/2002 | Transfer of entitlements to beneficiary | n/a | | 1,135 | 3,111,746 | |
| 22/05/2002 | On market sale | £4.41 | | 2,856 | 3,108,890 | |
| 24/06/2002 | Transfer of entitlements to beneficiary | n/a | | 1,906 | 3,106,984 | |
| 25/06/2002 | Transfer of entitlements to beneficiary | n/a | | 90 | 3,106,894 | |
| 10/07/2002 | Transfer of entitlements to beneficiary | n/a | | 1,500 | 3,105,394 | |
| 10/07/2002 | Transfer of entitlements to beneficiary | n/a | | 1,104 | 3,104,290 | 2,604 |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 816 | 3,103,474 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 986 | 3,102,488 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 816 | 3,101,672 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 816 | 3,100,856 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 816 | 3,100,040 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 624 | 3,099,416 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 493 | 3,098,923 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 493 | 3,098,430 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 493 | 3,097,937 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 493 | 3,097,444 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 493 | 3,096,951 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 408 | 3,096,543 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 1,020 | 3,095,523 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 1,700 | 3,093,823 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 580 | 3,093,243 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 480 | 3,092,763 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 580 | 3,092,183 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 580 | 3,091,603 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 480 | 3,091,123 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 580 | 3,090,543 | |
| 22/07/2002 | Transfer of entitlements to beneficiary | n/a | | 580 | 3,089,963 | 14,327 |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 499 | 3,089,464 | |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 380 | 3,089,084 | |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 1,674 | 3,087,410 | 2,553 |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 300 | 3,087,110 | |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 600 | 3,086,510 | |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 1,818 | 3,084,692 | |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 1,543 | 3,083,149 | |
| 1/07/2002 | Transfer of entitlements to beneficiary | n/a | | 300 | 3,082,849 | 4,561 |
| 28/08/2002 | On market sale | £3.87 | | 40,000 | 3,042,849 | |
| 6/09/2002 | Purchase | £3.87 | 26,273 | | 3,069,122 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 300 | 3,068,822 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 151 | 3,068,671 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 309 | 3,068,362 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 360 | 3,068,002 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 121 | 3,067,881 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 270 | 3,067,611 | |

Company - Lend Lease Corporation Limite
File No 82-3498

| Date | Transaction/Movement | Value per Share | Increase | Decrease | Balance | |
|---|---|---|---|---|---|---|
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 508 | 3,065,432 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 370 | 3,065,062 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 263 | 3,064,799 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 246 | 3,064,553 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 372 | 3,064,181 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 256 | 3,063,925 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 347 | 3,063,578 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 359 | 3,063,219 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 2,787 | 3,060,432 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 466 | 3,059,966 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 328 | 3,059,638 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 437 | 3,059,201 | |
| 7/10/2002 | Transfer of entitlements to beneficiary | n/a | | 183 | 3,059,018 | 9,804 |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 184 | 3,058,834 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 184 | 3,058,650 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 184 | 3,058,466 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 184 | 3,058,282 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 184 | 3,058,098 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 126 | 3,057,972 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 111 | 3,057,861 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 111 | 3,057,750 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 111 | 3,057,639 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 111 | 3,057,528 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 111 | 3,057,417 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 92 | 3,057,325 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 231 | 3,057,094 | |
| 9/10/2002 | Transfer of entitlements to beneficiary | n/a | | 385 | 3,056,709 | 2,309 |
| 17/10/2002 | Transfer of entitlements to beneficiary | n/a | | 156 | 3,056,553 | |
| 17/10/2002 | Transfer of entitlements to beneficiary | n/a | | 48 | 3,056,505 | 204 |
| 24/10/2002 | Transfer of entitlements to beneficiary | n/a | | 247 | 3,056,258 | |
| 24/10/2002 | Transfer of entitlements to beneficiary | n/a | | 439 | 3,055,819 | 686 |
| 4/12/2002 | On market sale | $9.99 | | 15,000 | 3,040,819 | |
| 9/12/2002 | On market sale | $10.07 | | 10,244 | 3,030,575 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 702 | 3,029,873 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 687 | 3,029,186 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 698 | 3,028,488 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 681 | 3,027,807 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 510 | 3,027,297 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 556 | 3,026,741 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 171 | 3,026,570 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 117 | 3,026,453 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 32 | 3,026,421 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 44 | 3,026,377 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 42 | 3,026,335 | |
| 20/12/2002 | Transfer of entitlements to beneficiary | | | 21 | 3,026,314 | |
| 8/01/2003 | Transfer of entitlements to beneficiary | | | 150 | 3,026,164 | |
| 24/01/2003 | Sale of shares | $9.97 | | 15,000 | 3,011,164 | |
| 31/01/2003 | Allocation by Lend Lease Corporation Limited @ A$0.50 | | 676,000 | | 3,687,164 | |
| 11/02/2003 | Transfer of entitlements to beneficiary | | | 471 | 3,686,693 | |
| 11/02/2003 | Transfer of entitlements to beneficiary | | | 395 | 3,686,298 | |
| 11/02/2003 | Transfer of entitlements to beneficiary | | | 247 | 3,686,051 | |
| 11/02/2003 | Transfer of entitlements to beneficiary | | | 368 | 3,685,683 | |
| 20/02/2003 | Transfer of entitlements to beneficiary | | | 570 | 3,685,113 | |
| 20/02/2003 | Transfer of entitlements to beneficiary | | | 545 | 3,684,568 | |
| 20/02/2003 | Transfer of entitlements to beneficiary | | | 246 | 3,684,322 | |
| 20/02/2003 | Transfer of entitlements to beneficiary | | | 158 | 3,684,164 | |
| 20/02/2003 | Transfer of entitlements to beneficiary | | | 157 | 3,684,007 | |
| 14/02/2003 | Sale of shares | $8.04 | | 6,543 | 3,677,464 | |
| 4/03/2002 | Transfer of entitlements to beneficiary | | | 2,520 | 3,674,944 | |
| 28/04/2003 | Transfer of entitlements to beneficiary | | | 729 | 3,674,215 | |
| 28/04/2003 | Transfer of entitlements to beneficiary | | | 520 | 3,673,695 | |
| 28/04/2003 | Transfer of entitlements to beneficiary | | | 337 | 3,673,358 | |
| 28/04/2003 | Transfer of entitlements to beneficiary | | | 204 | 3,673,154 | |
| 28/04/2003 | Transfer of entitlements to beneficiary | | | 340 | 3,672,814 | 2,130 |
| 9/05/2003 | Transfer of entitlements to beneficiary | | | 378 | 3,672,436 | |
| 11/06/2003 | Transfer of entitlements to beneficiary | | | 22,017 | 3,650,419 | |
| 12/06/2003 | ***Transfer of entitlements to beneficiary in error - to be reversed*** | | | 729 | 3,649,690 | |
| 12/06/2003 | ***Transfer of entitlements to beneficiary in error - to be reversed*** | | | 520 | 3,649,170 | |
| 12/06/2003 | ***Transfer of entitlements to beneficiary in error - to be reversed*** | | | 337 | 3,648,833 | |
| 12/06/2003 | ***Transfer of entitlements to beneficiary in error - to be reversed*** | | | 204 | 3,648,629 | |
| 12/06/2003 | ***Transfer of entitlements to beneficiary in error - to be reversed*** | | 24,147 | 340 | 3,672,436 | 2,130 |
| 20/06/2003 | Transfer of entitlements to beneficiary | | | 22,933 | 3,649,503 | |
| 5/06/2003 | Sale of shares | $8.29 | | 60,753 | 3,588,750 | |
| 13/06/2003 | Sale of shares | $8.48 | | 25,600 | 3,563,150 | |
| 30/06/2003 | Sale of shares | $8.35 | | 108,646 | 3,454,504 | |
| TBP | Transfer of entitlements to beneficiary | | | 1,454 | 3,453,050 | |
| TBP | Transfer of entitlements to beneficiary | | | 674 | 3,452,376 | |
| TBP | Transfer of entitlements to beneficiary | | | 1,336 | 3,451,040 | |
| TBP | Transfer of entitlements to beneficiary | | | 2,639 | 3,448,401 | |
| TBP | Transfer of entitlements to beneficiary | | | 265 | 3,448,136 | |
| TBP | Transfer of entitlements to beneficiary | | | 2,405 | 3,445,731 | |
| TBP | Transfer of entitlements to beneficiary | | | 1,863 | 3,443,868 | |
| TBP | Transfer of entitlements to beneficiary | | | 65 | 3,443,803 | 10,701 |


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Friday 18 July 2003.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 6,446,401 | 176,419 |
| 4 | Total consideration paid or payable for the shares | $55,039,848 | $1,490,723 |

**Appendix 3E**
**Daily share buy-back notice**

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $8.86 | highest price paid: | $8.50 |
| | date: | 23-Jun-03 | | |
| | lowest price paid: | $8.20 | lowest price paid: | $8.40 |
| | date: | 4-Jul-03 | | |
| | | | highest price allowed under rule 7.33: | $8.9376 |

## Participation by directors

6 Deleted 30/9/2001.

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 36,830,000 |

## Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe ............ Date: 21/7/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

22 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Monday 21 July 2003.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 6,622,820 | 367,740 |
| 4 | Total consideration paid or payable for the shares | $56,530,571 | $3,123,607 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $8.86<br>date: 23-Jun-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $8.51<br><br>lowest price paid: $8.45<br><br>highest price allowed under rule 7.33: $8.9418 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 36,462,260 |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe ............................ Date: 22/7/03
(~~Director~~/Company secretary)

Print name: S J Sharpe



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Tuesday 22 July 2003.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 6,990,560 | 750,000 |
| 4 | Total consideration paid or payable for the shares | $59,654,178 | $6,359,425 |

**Appendix 3E**
**Daily share buy-back notice**

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $8.86 | highest price paid: | $8.52 |
| | date: | 23-Jun-03 | | |
| | lowest price paid: | $8.20 | lowest price paid: | $8.42 |
| | date: | 4-Jul-03 | | |
| | | | highest price allowed under rule 7.33: | $8.9397 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 35,712,260 |

## Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .................... Date: 23/7/03
(~~Director~~/Company secretary)

Print name: S J Sharpe



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

24 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Wednesday 23 July 2003.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 7,740,560 | 639,800 |
| 4 | Total consideration paid or payable for the shares | $66,013,603 | $5,424,199 |

+ See chapter 19 for defined terms.

**Appendix 3E**
**Daily share buy-back notice**

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $8.86 | highest price paid: | $8.48 |
| | date: | 23-Jun-03 | | |
| | lowest price paid: | $8.20 | lowest price paid: | $8.46 |
| | date: | 4-Jul-03 | | |
| | | | highest price allowed under rule 7.33: | $8.9145 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 35,072,460 |

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary)    Date: 24/7/03

Print name: S J Sharpe


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

25 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Shareholder Letter**

In accordance with Listing Rule 3.17, enclosed is a letter to be sent to all shareholders.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
Corporation Limited
ABN 32 000 226 228

www.lendlease.com

Please address all enquiries
and correspondence to:
ASX Perpetual Registrars
Limited
Locked Bag A14
Sydney South NSW 1232

Telephone:
1800 230 300 or
61 2 8280 7123

Facsimile:
61 2 9261 8489

25 July 2003

Dear Shareholder

**Share Accumulation Plan Amendment**
**(Australian and New Zealand shareholders only)**

Lend Lease currently provides a Share Accumulation Plan to shareholders with registered addresses in Australia and New Zealand. This Plan allows shareholders to acquire more Lend Lease shares by reinvesting dividends through the Dividend Reinvestment Plan ("DRP") or through the Share Election Plan ("SEP"). You may also make contributions of between A$500 and A$2,500 to acquire new Lend Lease shares under the Share Purchase Plan ("SPP"). Together, the DRP, SEP and SPP constitute the Lend Lease Share Accumulation Plan.

The Board has decided to increase the Company's dividend payout ratio from a range of 30-40% previously to a range of 60-80% of operating profit after tax. As future dividends are likely to be unfranked or only partially franked, the Board has decided to suspend the SEP. Under current tax law, participants in the SEP have no entitlement to the value of franking credits for a partially franked dividend. The law in this area is complex and each shareholder would have to determine their own tax position. It is as a consequence of the complexity of the law and potential for loss of value to shareholders that the Directors have decided to suspend the SEP from 1 September 2003.

You may also be aware that the Company is currently undertaking an on-market share buyback of up to 10% of the Company's issued capital. This program has been undertaken in view of the Company's current level of surplus capital. Given this position, the Board has decided to suspend the SPP from 1 September 2003. In addition, the Board has also decided to suspend the DRP from 1 October 2003. This timing allows shareholders to participate in the DRP for the 2003 final dividend due to be paid on 18 September 2003. The DRP residual cash balances will be paid in March 2004 with the next interim dividend.

If you are currently participating in the SEP, your dividends will be paid to you by cheque or direct credit in accordance with instructions recorded by the share registry. Should you wish to change your instructions, please contact Lend Lease Shareholder Services (refer over). To be effective for the next dividend, your amended instructions should be received by the share registry before the final dividend record date of 4 September 2003.

**Tax File Numbers (Australian shareholders only)**

As we are likely to be paying unfranked or partially franked dividends, Australian resident shareholders who have not quoted their Tax File Numbers (TFN) will have 48.5% of the unfranked component of their dividend deducted (a requirement of Australian taxation law). Any amounts deducted in this way will be credited on your next income tax return. If you have received a TFN Notification Form with this letter, our records indicate that you have not quoted your TFN to us. Please complete and return the form in the enclosed reply paid envelope to our share registry before 4 September 2003 should you wish to advise us of your TFN.

**Annual Reports and Major Announcements**

You may not be aware that Lend Lease has been producing electronic Annual Reports for the last few years. If you have access to the internet, these are available for downloading via our website (www.lendlease.com). As an additional service for shareholders with access to the internet, we can notify you by e-mail of major public announcements (including the release of our Annual Report) lodged with the Australian Stock Exchange.

Should you wish to take advantage of the e-mail notification service or to elect to discontinue receiving the paper version of the Annual Report, please complete the enclosed form and return it in the reply paid envelope. If you have previously advised your e-mail address, there is no need to provide this information again. Please be assured that your e-mail address will only be used for the purposes outlined above.

Alternatively, you can visit the website of our share registry, ASX Perpetual Registrars Limited (www.asxperpetual.com.au) and change your election on-line or access your shareholding records. To access your records on-line, you will need to enter the following information:

- your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) – this can be found on your last dividend notice;
- your surname or company name; and
- your postcode (or country code for shareholders outside Australia).

If we can assist you with information regarding the above, please contact Lend Lease Shareholder Services on 1800 230 300 between 8.30am and 5.30pm (Sydney time) on business days. If you are calling from outside Australia, our telephone number is 61 2 8280 7123 (please note this is a metered call).

Yours sincerely



**S J SHARPE**
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

25 July 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Thursday 24 July 2003.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| LEND LEASE CORPORATION LIMITED | 32 000 226 228 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 29 May 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 8,380,360 | 440,336 |
| 4 | Total consideration paid or payable for the shares | $71,437,802 | $3,754,569 |

+ See chapter 19 for defined terms.

**Appendix 3E**
**Daily share buy-back notice**

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $8.86<br>date: 23-Jun-03<br><br>lowest price paid: $8.20<br>date: 4-Jul-03 | highest price paid: $8.53<br><br>lowest price paid: $8.52<br><br>highest price allowed under rule 7.33: $8.8956 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 34,632,124 |

## Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S Sharpe ................. Date: 25/7/03
(~~Director~~/Company secretary)

Print name: S J Sharpe